PROSPECTUS

Filed Pursuant to Rule 424(b)(4)
Registration No. 333-233639

978,202 Class A Units consisting of shares of common stock and warrants to purchase up to 1,956,404 shares of common stock and

5,473,410 Class B Units consisting of shares of Series A Preferred Stock and warrants to purchase up to 10,946,820 shares of common stock

(and 18,376,634 shares of common stock underlying shares of Series A Preferred Stock and such warrants)

We are offering Class A Units, with each Class A Unit consisting of one share of common stock, par value $0.0001 per share (the “common stock”), one warrant that expires on the first anniversary of the date of issuance (“Series A warrant”) to purchase one share of our common stock and one warrant that expires on the fifth anniversary of the date of issuance (“Series B warrant”) to purchase one share of our common stock (together with the shares of common stock underlying such warrants, the “Class A Units”) at a public offering price of $1.55 per Class A Unit. Each Series A warrant included in the Class A Units has an exercise price per share of $1.55. Each Series B warrant included in the Class A Units has an exercise price per share of $1.55.

We are also offering to those purchasers whose purchase of Class A Units in this offering would result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding common stock following the consummation of this offering, the opportunity to purchase, if they so choose, in lieu of the number of Class A Units that would result in ownership in excess of 4.99% (or, at the election of the purchaser, 9.99%), Class B Units. Each Class B Unit consists of one share of Series A Preferred Stock, par value $0.0001 per share (the “Series A Preferred Stock”), convertible into one share of common stock, a Series A warrant to purchase one share of common stock and a Series B warrant to purchase one share of common stock (together with the shares of common stock underlying such shares of Series A Preferred Stock and such warrants, the “Class B Units” and, together with the Class A Units, the “units”) at a public offering price of $1.55 per Class B Unit. Each Series A warrant included in the Class B Units has an exercise price per share of $1.55. Each Series B warrant included in the Class B Units has an exercise price per share of $1.55.

The Class A Units and Class B Units have no stand-alone rights and will not be certificated or issued as stand-alone securities. The shares of common stock, Series A Preferred Stock, Series A warrants and Series B warrants comprising such units are immediately separable and will be issued separately in this offering. The underwriter has the option to purchase additional shares of common stock, Series A warrants and/or Series B warrants to purchase shares of common stock solely to cover over-allotments, if any, at the price to the public less the underwriting discounts and commissions. The over-allotment option may be used to purchase shares of common stock, Series A warrants or Series B warrants, or any combination thereof, as determined by the underwriter, but such purchases cannot exceed an aggregate of 15% of the number of shares of common stock (including the number of shares of common stock issuable upon conversion of shares of Series A Preferred Stock) and Series A warrants and Series B warrants sold in the primary offering. The over-allotment option is exercisable for 45 days from the date of this prospectus.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 10 of this prospectus, and under similar headings in any amendments or supplements to this prospectus.

	Per Class A Unit	Per Class B Unit	Total
Public offering price(1)	$1.55	$1.55	$9,999,998.60
Underwriting discounts and commissions(2)(3)	$0.124	$0.124	$799,999.89
Proceeds, before expenses, to Viveve Medical, Inc.	$1.426	$1.426	$9,199,998.71

(1)

The public offering price and underwriting discount corresponds to (x) in respect of the Class A Units (i) a public offering price per share of common stock of $1.53, (ii) a public offering price per Series A warrant of $0.01, and (iii) a public offering price per Series B warrant of $0.01 and (y) in respect of the Class B Units (i) a public offering price per share of Series A Preferred Stock of $1.53, (ii) a public offering price per Series A warrant of $0.01, and (iii) a public offering price per Series B warrant of $0.01.

(2)	We have also agreed to reimburse Ladenburg Thalmann for certain expenses. See “Underwriting” for additional information.

(3)

We have granted a 45-day day option to the underwriter to purchase additional shares of common stock, Series A warrants to purchase shares of common stock and/or Series B warrants to purchase shares of common stock (up to 15% of the number of shares of common stock (including the number of shares of common stock issuable upon conversion of shares of Series A Preferred Stock), Series A warrants and Series B warrants sold in the primary offering) solely to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriter expects to deliver the securities to purchasers in the offering on or about November 26, 2019.

Ladenburg Thalmann

The date of this prospectus is November 22, 2019

TABLE OF CONTENTS

PROSPECTUS SUMMARY	1
THE OFFERING	8
RISK FACTORS	11
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	38
USE OF PROCEEDS	39
MARKET FOR COMMON STOCK	40
DIVIDEND POLICY	41
DILUTION	42
CAPITALIZATION	43
DESCRIPTION OF SECURITIES	44
UNDERWRITING	53
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE	57
WHERE YOU CAN FIND MORE INFORMATION	58
LEGAL MATTERS	59
EXPERTS	59

You should rely only on the information contained in this prospectus or in any related free writing prospectus filed by us with the Securities and Exchange Commission, or the SEC. We have not, and the underwriters and their affiliates have not, authorized anyone to provide you with any information or to make any representation not contained in this prospectus. We do not, and the underwriters and their affiliates do not, take any responsibility for, and can provide no assurance as to the reliability of, any information that others may provide to you. This prospectus is not an offer to sell or an offer to buy securities in any jurisdiction where offers and sales are not permitted. The information in this prospectus is accurate only as of its date, regardless of the time of delivery of this prospectus or any sale of securities. You should also read and consider the information in the documents to which we have referred you under the caption “Where You Can Find More Information” in the prospectus.

Neither we nor the underwriters have done anything that would permit a public offering of the securities or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the securities and the distribution of this prospectus outside of the United States.

We urge you to read carefully this prospectus, as supplemented and amended, before deciding whether to invest in any of the common stock being offered.

Unless the context indicates otherwise, as used in this prospectus, the terms “Viveve,” “the Company,” “we,” “us,” and “our” refer to Viveve Medical, Inc. and its wholly-owned subsidiary, Viveve, Inc.

We use various trademarks and trade names in our business, including without limitation our corporate name and logo. All other trademarks or trade names referred to in this prospectus are the property of their respective owners. Solely for convenience, the trademarks and trade names in this prospectus may be referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto.

i

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that may be important to you. Because it is only a summary, it does not contain all of the information that you should consider before investing in shares of our securities and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus and the documents incorporated by reference, including the section titled “Risk Factors” and our historical consolidated financial statements and related notes included elsewhere in this prospectus.

Overview

Viveve designs, develops, manufactures and markets a platform medical technology, which we refer to as Cryogen-cooled Monopolar RadioFrequency, or CMRF. Our proprietary CMRF technology is delivered through a radiofrequency generator, handpiece and treatment tip, that collectively, we refer to as the Viveve® System. The Viveve System is currently being marketed around the world (outside of the United States) for the non-invasive treatment of vaginal introital laxity, sexual function, vaginal rejuvenation, and stress urinary incontinence depending on the relevant country-specific clearance or approval, that we refer to as the Viveve Treatment.

At this time, the Viveve System is indicated for use and being marketed for use in general surgical procedures for electrocoagulation and hemostasis in the United States. The device has not been cleared or approved for use for the treatment of vaginal laxity, to improve sexual function, for vaginal rejuvenation, or for stress urinary incontinence in the United States. Accordingly, the Company is prohibited under current U.S. regulations from promoting it to physicians or consumers for these unapproved uses.

We believe the Viveve System provides a number of benefits for physicians and patients, including:

●	a non-invasive, non-ablative treatment with a demonstrated history of safety;

●	it typically requires only a single treatment;

●	compelling physician economics; and

●	ease of use.

Currently, the Viveve System is cleared for marketing in 57 countries throughout the world, under the following indications for use:

Indication of Use	No. of Countries
General surgical procedures for electrocoagulation and hemostasis	4 (including the U.S.)
General surgical procedures for electrocoagulation and hemostasis of vaginal tissue and for the treatment of vaginal laxity	32
For treatment of vaginal laxity	4
For treatment of the vaginal introitus, after vaginal childbirth, to improve sexual function	14
General surgical procedures for electrocoagulation and hemostasis and for the treatment of vaginal laxity	1
For vaginal rejuvenation	1
For treatment of vaginal laxity, urinary incontinence and sexual function	1

The Viveve System is comprised of three main components: a radiofrequency generator housed in a table-top console; a reusable handpiece; and a single-use treatment tip. Single-use accessories (e.g. RF return pad, coupling fluid), a cryogen canister that can be used for approximately two to five procedures (depending on the procedure type and pulses used), and a foot pedal are also included with the System. Practitioners attach the single-use treatment tip to the handpiece. The generator then authenticates the treatment tip and programs the system for the desired treatment without further intervention. The treatment is performed in a physician’s office and does not require the use of anesthesia. The tissue remodeling effect resulting from the Viveve treatment has been demonstrated by our pre-clinical and clinical research.

Our goal is to become the leading provider of non-invasive solutions to treat certain women’s intimate health conditions by:

●

Broadening the conditions we treat through robust clinical trials and regulatory label expansion. In addition to pursuing clearance/approval in the U.S. for the improvement of symptoms of female sexual dysfunction associated with vaginal laxity, we intend to conduct several clinical trials, and if successful, submit for regulatory clearance/approval in the U.S. and abroad for stress urinary incontinence and potentially vulvovaginal atrophy.

●

Increasing the Number of Installed Base of Viveve Systems. In our existing markets, we plan to (i) expand the number of Viveve Systems by leveraging our current and future clinical study results and through innovative marketing programs directed at both physicians and patients, where permissible by law, and (ii) expand our efforts and obtain regulatory approvals in additional markets, although there are no assurances that we will ever receive such approvals.

●

Driving Increased Treatment Tip Usage. We work collaboratively with our physician customer base to increase treatment tip usage by enhancing customer awareness and facilitating the marketing efforts of our physician customers to their patients, where permitted by law. We intend to launch innovative marketing programs with physician customers, where permitted by law, to develop high volume Viveve practices.

●

Broadening Our Customer Base. While our initial focus is on marketing our procedure to the aesthetics and OB/GYN specialty, we intend to selectively expand our sales efforts into other physician specialties, as permitted by the law, such as urology, urogynecology, general surgery and family practice. Additionally, we intend to pursue leases and sales from physician-directed medi-spas with track records of safe and successful treatments as permitted by the law.

●

Developing New Treatment Tips and System Enhancements. We intend to continue to expand our line of treatment tips that, in the future, may allow for shorter procedure times to benefit both physicians and patients. We also plan to pursue potential system modifications and next generation enhancements that will further increase the ease-of-use of the Viveve System.

●

Investing in Intellectual Property and Patent Protection. We will continue to defend and invest in expanding our intellectual property portfolio, and we intend to file for additional patents and trademarks, as necessary, to strengthen our intellectual property rights.

As of September 30, 2019, we have a global installed base of 805 Viveve Systems and we have sold approximately 39,150 single-use treatment tips worldwide.

Recent Developments

CRG Debt Conversion and Lock-Up

On November 12, 2019, we entered into an agreement, which was subsequently amended by Amendment No. 1 on November 20, 2019, with affiliates of CRG LP (“CRG”) pursuant to which CRG agreed to convert approximately $29.0 million of the outstanding principal amount under our Term Loan Agreement with CRG (the “2017 Loan Agreement”) (plus accrued interest, prepayment premium and back-end fee relating thereto, for an aggregate amount of converted obligations of $31.3 million) into a newly authorized series of non-voting convertible preferred stock (the “Series B Preferred Stock”), convertible into our common stock at a price per share equal to the price of the shares included in the Class A Units offered hereby (the “Series B Conversion Price”). Such conversion of debt (the “CRG Conversion”) is contingent upon the closing of this offering.

CRG will also receive warrants for 15% of our common stock on a fully diluted basis after taking into account the CRG Conversion (the “CRG Warrants”), and this offering (including, the underwriter’s exercise of its over-allotment option, if any). The CRG Warrants will have a term of five years and a strike price equal to 120% of the Series B Conversion Price.

Under the terms of such agreement, the holders of Series B Preferred Stock will be entitled to receive compounding dividends at a rate of 12.5% per annum payable quarterly at the Company’s option, in-kind in additional shares of Series B Preferred Stock or in cash. The shares of Series B Preferred Stock will have no voting rights and will rank senior to all other classes and series of our equity in terms of repayment and certain other rights. The holders of the Series B Preferred Stock and the CRG Warrants will have customary resale and piggy back registration rights with respect to common stock issuable upon conversion of the Series B Preferred Stock or the exercise of the CRG Warrants (the “Conversion Shares”). Under the terms of the agreement, as amended, CRG will not convert the Series B Preferred Stock or exercise the CRG Warrants until our stockholders act to authorize additional number of shares of common stock sufficient to cover the Conversion Shares.

In addition, the issuance of Conversion Shares will be subject to stockholder approval if and to the extent they exceed 19.99% of our pre-transaction outstanding common stock. The summary of terms of the Series B Preferred Stock and CRG Warrants above is qualified in its entirety by the Certificate of Designation of Series B Preferred Stock (the “Series B Certificate of Designation”), the related form of warrant, registration rights agreement and the Series B Preferred Stock and Warrant Purchase Agreement, as amended by Amendment No. 1. Please refer to the Series B Certificate of Designation, the related form of warrant, the registration rights agreement, the Series B Preferred Stock and Warrant Purchase Agreement and Amendment No. 1 to the same for more information on the preferences, rights and limitations of the Series B Preferred Stock and CRG Warrants, which documents are filed as exhibits to the registration statement of which this prospectus forms a part.

In connection with the CRG Conversion, certain terms in the 2017 Loan Agreement are also amended. The cash payments for interest due on the remaining amount of indebtedness under the 2017 Loan Agreement is deferred, and we will instead pay the 12.5% interest in the form of payment in kind (“PIK”) loans. Further, under the agreement, the Company is no longer obligated to meet certain minimum revenue thresholds in order to comply with the terms of the 2017 Loan Agreement.

The Series B Preferred Stock, CRG Warrants and any of our common stock issued upon conversion of the Series B Preferred Stock or the exercise of the CRG Warrants will be subject to a lock-up period of one year following the date of the underwriting agreement for this offering. This means that, during the applicable lock-up period, CRG may not offer for sale, contract to sell, distribute, grant any option, right or warrant to purchase, pledge, hypothecate or otherwise dispose of, directly or indirectly, the shares of Series B Preferred Stock or any securities acquired under the agreement convertible into, or exercisable or exchangeable for, shares of our common stock. CRG has also agreed, in an agreement with the underwriters, to similar lock-up restrictions on the resale or transfer of such securities for one year following the effectiveness of the underwriting agreement. The representative may, in its sole discretion and without notice, waive the terms of any of these lock-up agreements.

Reverse Stock Split

On September 18, 2019, we filed a Certificate of Amendment to our Restated Certificate of Incorporation with the Secretary of State of the State of Delaware to effect a 1-for-100 reverse stock split of our issued and outstanding common stock. The reverse stock split became effective at 5:00 p.m. Eastern Time on September 18, 2019 and our common stock began trading on a split-adjusted basis on The Nasdaq Capital Market on September 19, 2019. All issued and outstanding common stock, options and warrants exercisable for common stock, restricted stock units, preferred stock conversions to common stock and per share amounts contained in our condensed consolidated financial statements have been retrospectively adjusted.

Nasdaq Delisting Notices

On May 13, 2019 and May 21, 2019, the Company received written notices from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying it that the Company was not in compliance with the minimum bid price requirements as well as the market value of listed securities requirements. Both notification letters state that the Company has 180 calendar days, or until November 11, 2019 and November 18, 2019, respectively, to regain compliance.

Following our reverse stock split described above, on October 3, 2019, the Company was notified by Nasdaq that as of October 2, 2019, it had maintained a closing bid above $1.00 for a period of 10 consecutive trading days and therefore had regained compliance with the minimum bid price requirement. There can be no assurance that the Company will continue to be in compliance with the minimum bid price requirement or comply with Nasdaq’s other continued listing standards in the future.

On November 19, 2019, we received a notice from Nasdaq that our securities would be subject to delisting from The Nasdaq Capital Market for failure to regain compliance with the market value of listed securities requirement under Nasdaq Listing Rule 5550(b)(2), unless we timely request a hearing before a Nasdaq Hearings Panel (the "Panel"). We intend to timely request a hearing before the Panel, which will stay any delisting action by Nasdaq. At the hearing, we intend to present our plan to demonstrate compliance with the market value of listed securities requirement or an alternative stockholders’ equity requirement under Nasdaq Listing Rule 5550(b)(1) or net income requirement under Nasdaq Listing Rule 5550(b)(3). There can be no assurance that the Panel will grant our request for continued listing pursuant to an exception to the market value of listed securities requirement or that we will be able to regain compliance with the market value of listed securities requirement or any alternative requirement under Nasdaq Listing Rules 5550(b)(1) or 5550(b)(3).

In the event that part of our outstanding indebtedness under the 2017 Loan Agreement is converted to Series B Preferred Stock in connection with the CRG Conversion, we expect to gain compliance with the stockholders’ equity requirement under Nasdaq Listing Rule 5550(b)(1).

CE Mark Clearance for Next Generation 2.0 Platform in Europe

In April 2019, the Company received CE Mark clearance for its next generation Viveve 2.0 CMRF system and tips in European Union and European Economic Area countries. As part of our ongoing regulatory strategy to expand the commercial launch of our Viveve 2.0 CMRF system globally, the Company’s next generation system and its consumable treatment tips are now available in over 30 countries in Europe. The Company’s Viveve 2.0 CMRF system significantly reduced manufacturing costs for both the next generation system and for the consumable tips since becoming available in the U.S. and it should have a positive impact on our overall gross margins going forward.

Enrollment Completed in VIVEVE II Clinical Study

In March 2019, enrollment was completed for the VIVEVE II (Viveve treatment of the Vaginal Introitus to EValuate Effectiveness) clinical study following Investigational Device Exemption, or IDE, approval by the FDA. This is a prospective, randomized, double-blind, sham controlled study to evaluate the efficacy and safety of the Viveve System to improve symptoms of female sexual disfunction, associated with vaginal laxity. Nineteen (19) active clinical sites in the United States enrolled 250 female patients who were pre-menopausal, 18 years of age or older who experienced at least one full term vaginal delivery at least twelve months prior to enrollment date, randomized in a 2:1 ratio to either an active treatment group or sham-control group. Patients will be followed for twelve months post-treatment to assess the primary effectiveness and safety endpoints of the study with data being collected at one, three, six, nine and twelve months. Patients randomized to the sham arm will be offered the opportunity to receive a Viveve treatment once they have completed the twelve-month evaluation following the sham intervention.

The primary efficacy endpoint of the study is the mean change from baseline in the Female Sexual Function Index (FSFI) total score at twelve months post treatment. Secondary endpoints include evaluation of the mean change from baseline of the total FSFI score at six months, as well as evaluation of the mean change from baseline of the six different domains within the FSFI at six and twelve months. At months six and twelve, in addition to the FSFI, subjects will be asked to complete the Patient’s Global Impression of Improvement (PGI-I). Subjects will also be assessed for adverse events throughout the study. The Company intends to report final twelve-month clinical data from the study in the second quarter of 2020.

Clinical Results Reported from LIBERATE-International SUI Trial

In August 2019, clinical results for the LIBERATE-International study in stress urinary incontinence, or SUI, were reported by the Company. Statistical significance was not achieved on the primary endpoint of mean change from baseline on the one-hour Pad Weight Test at six months post-treatment compared to the control group. The median change from baseline at six months post-treatment was -8.0g in the active group of 66 subjects (baseline median 12.8g) and -8.0g in the sham-control group of 33 subjects (baseline median 12.9g).  The study's exploratory endpoints also did not demonstrate statistically significant improvement over the sham group. The exploratory endpoints included: 24-hour pad weight test, daily incontinence episodes, as well as composite scores from the validated UDI-6 (Urogenital Distress Inventory-Short Form), IIQ-7 (Incontinence Impact Questionnaire), and ICIQ-UI-SF (International Consultation on Incontinence Questionnaire-Urinary Incontinence-Short Form) outcome questionnaires.

A review of the full clinical data set, however, demonstrates a consistency of benefit at six months post-treatment across all endpoints in the majority of patients within both groups. The Company’s analysis of the results is ongoing. However, the Company remains optimistic that there may be a path forward for our SUI clinical development program, with physicians around the world consistently reporting positive and durable SUI patient outcomes in their practices. The Company is further analyzing the data and evaluating potential options.

LIBERATE International was a randomized, double-blind, sham-controlled study conducted at 9 sites in Canada and included enrollment of 99 patients suffering from mild-to-moderate SUI. Patients were randomized in a 2:1 ratio to either an active treatment group or sham-control group. Patients were followed for six months post-treatment to assess the primary effectiveness and safety endpoints of the study with data being collected at one, three and six months.

Health Canada issued an authorization to conduct the investigational testing. The study was conducted in Canada to evaluate support for SUI indications in Canada, the European Union and several other international countries.

Pre-clinical Study to Support IDE Submission to Conduct SUI Trial in the United States

On July 26, 2019, the Company received final feedback from FDA regarding its proposed protocol to conduct a pre-clinical ovine (sheep) study to evaluate the Viveve System’s thermal safety when used to treat SUI.  The pre-clinical study is scheduled for the fourth quarter of 2019.

U.S. Commercial Sales Transition to Recurring Revenue Rental Model

In June 2019, U.S. sales of the Viveve System transitioned from a capital equipment sales model to a recurring revenue rental model. The new U.S. commercial sales model is intended to lower up-front costs for customers and thus lower hurdles to adoption, increase placement rates, and improve profitability by significantly reducing selling time per unit. The new commercial sales model successfully increased physician adoption rates in the first month and is continuing to gain traction in the U.S. market. In June 2019, Viveve Systems placed with new customers represented a higher monthly productivity rate per sales representative than any prior month in the Company’s history. Sale of Viveve products outside of the U.S. will continue to be supported by the Company’s current distributors without significant change to the international business model.

Under the recurring revenue rental model, customers may lease the Viveve System for a set initial term. After the initial term, the customer may purchase the Viveve System, continue to pay a monthly rental amount or terminate the contract.

ATM Facility with Ladenburg

On August 16, 2019, the Company entered into a Sales Agreement (the "Ladenburg Sales Agreement") with Ladenburg Thalmann & Co. Inc. ("Ladenburg") to sell shares of its common stock, having an aggregate offering price of up to $6.76 million (the "Placement Shares"), from time to time during the term of the Ladenburg Sales Agreement, through an "at the market" equity offering program under which Ladenburg will act as the Company’s sales agent. As of September 30, 2019, the Company sold 1,004,171 shares at a weighted average price of $6.73 per share (adjusting for a reverse stock split of Viveve common stock effected September 18, 2019) resulting in net proceeds of approximately $6.32 million to the Company after deduction of sales commissions and other offering costs.

Termination of ATM Facility with Cowen

In connection with the Company’s entry into the Ladenburg Sales Agreement, on August 16, 2019, the Company delivered written notice to Cowen and Company, LLC (“Cowen”) that it was suspending and terminating, effective immediately, the prospectus supplement related to its common stock, pursuant to the terms of the Sales Agreement, dated November 8, 2017 (the “Cowen Sales Agreement”), by and between the Company and Cowen. The Company will not make any sales of its securities pursuant to the Cowen Sales Agreement, which has been terminated effective on August 26, 2019.

Corporate Information

On September 23, 2014, the Company (formerly PLC Systems, Inc.) completed a reverse acquisition and recapitalization pursuant to the terms and conditions of an Agreement and Plan of Merger, or the Merger Agreement, by and among PLC Systems Acquisition Corp., a wholly owned subsidiary of PLC Systems Inc., with and into Viveve, Inc., a Delaware corporation, or the Merger. In conjunction with the Merger, we changed our name from PLC Systems Inc. to Viveve Medical, Inc. to better reflect our new business. Viveve Medical competes in the women’s health industry by marketing the Viveve System and the Viveve treatment as a way to improve the overall sexual well-being and quality of life of women suffering from vaginal laxity and/or urinary incontinence, depending on the relevant country-specific clearance or approval. We are currently located at 345 Inverness Drive South, Building B, Suite 250, Englewood, Colorado 80112 and our telephone number is (720) 696-8100. Our website can be accessed at www.viveve.com. The information contained on or that may be obtained from our website is not a part of this prospectus. Viveve, Inc. operates as a wholly-owned subsidiary of Viveve Medical and was incorporated in 2005.

“Viveve,” is a registered trademark. All other service marks, trademarks and trade names appearing in this prospectus are the property of their respective owners. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies.

THE OFFERING

Issuer	Viveve Medical, Inc.

Class A Units offered

We are offering 978,202 Class A Units. Each Class A Unit consists of one share of common stock, a Series A warrant to purchase one share of our common stock and a Series B warrant to purchase one share of our common stock (together with the shares of common stock underlying such warrants).

Public offering price per Class A Unit	$1.55 per Class A Unit.

Class B Units offered	We are also offering to those purchasers whose purchase of Class A Units in this offering would result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding common stock following the consummation of this offering, the opportunity to purchase, in lieu of the number of Class A Units that would result in ownership in excess of 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding common stock, 5,473,410 Class B Units. Each Class B Unit consists of one share of Series A Preferred Stock, par value $0.0001 per share, convertible into one share of common stock, a Series A warrant to purchase one share of our common stock and a Series B warrant to purchase one share of our common stock (together with the shares of our common stock underlying such shares of Series A Preferred Stock and warrants).

Public offering price per Class B Unit	$1.55 per Class B Unit.

Over-allotment option

The underwriter has the option to purchase up to 967,741 of each of additional shares of common stock, Series A warrants to purchase shares of common stock and/or Series B warrants to purchase shares of common stock, solely to cover over-allotments, if any, at the price to the public less the underwriting discounts and commissions. The over-allotment option may be used to purchase shares of common stock, or warrants, or any combination thereof, as determined by the underwriter, but such purchases cannot exceed an aggregate of 15% of the number of shares of common stock (including the number of shares of common stock issuable upon conversion of shares of Series A Preferred Stock), Series A warrants and Series B warrants sold in the primary offering. The over-allotment option is exercisable for 45 days from the date of this prospectus.

Series A Warrants	The Series A warrants will be exercisable beginning on the date of issuance and expire on the one (1) year anniversary of the date of issuance at an initial exercise price per share equal to $1.55, subject to appropriate adjustment in the event of subsequent equity sales of common stock or securities convertible into common stock for an exercise price per share less than the exercise price per share of the Series A warrants then in effect, or in the event of recapitalization events, stock dividends, stock splits, stock combinations, reclassifications, reorganizations or similar events affecting our common stock.

Series B Warrants

The Series B warrants will be exercisable beginning on the date of issuance and expire on the five (5) year anniversary of the date of issuance at an initial exercise price per share equal to $1.55, subject to appropriate adjustment in the event of subsequent equity sales of common stock or securities convertible into common stock for an exercise price per share less than the exercise price per share of the Series B warrants then in effect, or in the event of recapitalization events, stock dividends, stock splits, stock combinations, reclassifications, reorganizations or similar events affecting our common stock.

Series A Preferred Stock

Each share of Series A Preferred Stock is convertible at any time at the holder’s option into one share of common stock.

Notwithstanding the foregoing, we shall not effect any conversion of Series A Preferred Stock, with certain exceptions, to the extent that, after giving effect to an attempted conversion, the holder of shares of Series A Preferred Stock (together with such holder’s affiliates, and any persons acting as a group together with such holder or any of such holder’s affiliates) would beneficially own a number of shares of our common stock in excess of 4.99% (or, at the election of the purchaser prior to the date of issuance, 9.99%) of the shares of our common stock then outstanding after giving effect to such conversion. For additional information, see “Description of Capital Stock — Series A Preferred Stock” for a discussion of the terms of the Series A Preferred.

Common stock outstanding before this offering	1,469,789 shares

Common stock to be outstanding immediately after this offering

2,447,991 shares, or 3,415,732 shares if the underwriter exercises in full its option to purchase additional shares of common stock (on an as-converted to common stock basis with respect to any shares of Series A Preferred Stock sold).

Series A Preferred Stock to be outstanding immediately after this offering	5,473,410 shares (assuming no conversion of Series A Preferred Stock)

Use of proceeds

We estimate that the net proceeds to us from this offering will be approximately $8.72 million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering for general corporate purposes, including working capital. See “Use of Proceeds” for additional information.

Risk factors

This investment involves a high degree of risk. You should read the description of risks set forth under “Risk Factors” beginning on page 10 of this prospectus and the documents incorporated by reference herein for a discussion of factors to consider before deciding to purchase our securities.

NASDAQ Capital Market trading symbol of common stock	“VIVE”

No listing of Series A Preferred Stock, Series A warrants or Series B warrants	There is no established public trading market for the Series A warrants, Series B warrants or Series A Preferred Stock, and we do not expect an active trading market to develop. We do not intend to list the Series A warrants, Series B warrants or the Series A Preferred Stock on any securities exchange or other trading market. Without an active trading market, the liquidity of the Series A warrants, Series B warrants and the Series A Preferred Stock will be limited.

Registered Securities	This prospectus also relates to the offering of the shares issuable upon conversion of the Series A Preferred Stock and upon exercise of the Series A warrants and Series B warrants.

The number of shares of common stock to be outstanding after this offering in the table above is based on 1,469,789 shares of common stock outstanding as of September 30, 2019, and excludes:

●	50,471 shares of common stock issuable upon the exercise of stock options outstanding as of September 30, 2019, at a weighted-average exercise price of $298.99 per share;

●	5,549 shares of common stock issuable upon the exercise of outstanding warrants to purchase common stock as of September 30, 2019;

●

11,770 shares of common stock reserved for future issuance under the Viveve Medical, Inc. Amended and Restated 2013 Stock Option and Incentive Plan as of September 30, 2019 (the “2013 Plan”), along with any additional shares that may be reserved for future issuance under the 2013 Plan Increase (as defined below);

●	1,392 shares of common stock that are available for future issuance under the Viveve Medical, Inc. 2017 Employee Stock Purchase Plan as of September 30, 2019; and

●	31,300 shares of Series B Preferred Stock, 20,457,516 shares of common stock issuable upon conversion of the Series B Preferred Stock and 9,381,442 shares of common stock issuable upon the exercise of the CRG Warrants to be issued in connection with the CRG Conversion.

Unless otherwise indicated, all information in this prospectus assumes no exercise by the underwriter of its option to purchase additional shares of common stock and/or warrants to cover over-allotments, if any. Unless otherwise indicated, all share and per share information in this prospectus gives effect to the 1-for-100 reverse stock split of all of our outstanding shares of common stock effected on September 18, 2019.

In September 2019, the Company’s stockholders approved an amendment to the 2013 Plan to increase the number of shares of common stock reserved for issuance thereunder to equal 18% of the issued and outstanding shares of common stock of the Company on a fully diluted basis calculated as of the earlier of: (1) the day immediately after the consummation of the Company’s next underwritten public equity offering with gross proceeds of $5.0 million or more; or (2) December 31, 2019 (the “2013 Plan Increase”). As such, upon the closing of this offering, the number of shares of common stock reserved for issuance under our 2013 Plan will increase to an amount equal to 18% of the outstanding shares of our common stock on a fully diluted basis.

RISK FACTORS

Investing in our securities includes a high degree of risk. Prior to making a decision about investing in our securities, you should consider carefully the specific factors discussed below, together with all of the other information contained in this prospectus and the documents incorporated by reference, including the risks identified under “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2018, and our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2019, June 30, 2019 and September 30, 2019. Our business, financial condition, results of operations and prospects could be materially and adversely affected by these risks.

Risks Related to Our Business

We are dependent upon the success of the Viveve System, which has a limited commercial history. If the device fails to gain or loses market acceptance, our business will suffer.

In 2012, we began marketing the Viveve System (radiofrequency generator, handpiece and single-use treatment tips) and other ancillary consumables, in Canada, Hong Kong and Japan. Since then, we have expanded our market to a total of 57 countries, including the United States. Our continued success depends on our ability to significantly penetrate current or new markets. If demand for the Viveve System and Viveve treatment does not expand in new markets or does not increase in existing markets as we anticipate, or if demand declines, our business, financial condition and results of operations will be harmed.

We compete against companies that have more established products, longer operating histories and greater resources, which may prevent us from achieving significant market penetration or increased operating results.

The medical device and aesthetics markets are highly competitive and dynamic and are marked by rapid and substantial technological development and product innovations. Demand for the Viveve System could be diminished by equivalent or superior products and technologies developed by competitors. Specifically, Viveve competes against other offerings in these markets, including laser and other light-based medical devices, pharmaceutical and consumer products, surgical procedures and exercise therapies.

Competing in these markets could result in price-cutting, reduced profit margins and loss of market share, any of which would harm our business, financial condition and results of operations. Our ability to compete effectively depends upon our ability to distinguish our company, the Viveve System, and the Viveve treatment from our competitors and their products, on such factors as:

●	safety and effectiveness;

●	product pricing;

●	success of our marketing initiatives;

●	compelling clinical data;

●	intellectual property protection;

●	quality of customer support; and

●	development of successful distribution channels, both domestically and internationally.

Some of our competitors have more established products and customer relationships than we have, which could inhibit our market penetration efforts. For example, we may encounter situations where, due to pre-existing relationships, potential customers decide to purchase additional products from our competitors. Potential customers may need to recoup the cost of expensive products that they have already purchased to perform LVR surgery or vaginoplasty and thus may decide not to purchase, or to delay the purchase of, the Viveve System. If we are unable to achieve continued market penetration, we will be unable to compete effectively, and our business will be harmed.

In addition, potential competitors could have significantly greater financial, research and development, manufacturing, and sales and marketing resources than we have and could utilize their greater resources to acquire or develop new technologies or products that could effectively compete with our existing product. Given the relatively few competitors currently in the market, any such action could exacerbate existing competitive pressures, which could harm our business.

Performing clinical studies with the Viveve System and collecting data from the Viveve treatment is inherently subjective, and we have limited data regarding the efficacy of the Viveve procedure. If future data is not positive or consistent with our prior experience, rates of physician adoption will likely be harmed.

We believe that in order to significantly grow our business, we will need to conduct in process and future clinical studies of the effectiveness of the Viveve System and Viveve treatment. Clinical studies of sexual function and SUI are subject to a number of limitations. First, some of these studies do not involve objective standards for measuring the effectiveness of treatment. Subjective, patient reported outcomes are the most common method of evaluating effectiveness. As a result, clinical studies may conclude that a treatment is effective even in the absence of objective measures. Second, as with other non-invasive, energy-based treatments, the effect of the Viveve treatment varies from patient to patient and can be influenced by a number of factors, including the age, ethnicity and degree of vaginal laxity, sexual function, and SUI of the patient, among other things.

Some reported studies of Viveve’s CMRF technology have investigated improvement in vaginal laxity, sexual function and SUI using single-arm studies where all patients enrolled in the trial received the same treatment without comparison to a control group. Clinical studies designed in a randomized, blinded and controlled fashion (e.g., assessing the efficacy of a product or therapy versus a placebo or sham group) represent the gold-standard in clinical trial design. A sham-controlled treatment or procedure refers to a procedure performed as a control and that is similar to the treatment or procedure under investigation without the key therapeutic element being investigated. Future clinical studies, which may be required to drive physician adoption or support regulatory clearance or approval, will likely require randomized, blinded and controlled trial designs. In the fourth quarter of 2014, we initiated a randomized, blinded and sham-controlled clinical trial in Europe and Canada designed to demonstrate the efficacy of the Viveve procedure versus a sham-controlled procedure for the treatment of vaginal laxity and sexual function (the “OUS Clinical Trial”). In April 2016, we completed this study. In the second quarter of 2018, we initiated a randomized, double-blind, sham-controlled clinical trial in the United States designed to evaluate the efficacy and safety on the Viveve procedure versus the sham-controlled procedure for the treatment of female sexual dysfunction, associated with vaginal laxity. We expect to complete this study at the end of the first quarter of 2020. In August 2019, we reported clinical results for a randomized, double-blind, sham-controlled study conducted in Canada evaluating patients suffering from mild-to-moderate SUI. Statistical significance was not achieved on the primary endpoint of mean change from baseline on the one-hour Pad Weight Test at six months post-treatment compared to the control group, nor was statistical significance achieved for the exploratory endpoints.

Additionally, we have not conducted any head-to-head clinical studies that compare results from treatment with the Viveve System to surgery or treatment with other therapies. Without head-to-head studies against competing alternative treatments, which we have no current plans to conduct, potential customers may not find clinical studies of our technology sufficiently compelling to purchase the Viveve System. If we decide to pursue additional studies in the future, such studies could be expensive and time consuming, and the data collected may not produce favorable or compelling results. If the results of such studies do not meet physicians’ expectations, the Viveve procedure may not become widely adopted, physicians may recommend alternative treatments for their patients, and our business may be harmed.

We currently have clearance to market the Viveve System in the U.S. for use in general surgical procedures for electrocoagulation and hemostasis but not for vaginal laxity, sexual function, or stress urinary incontinence. If we want to sell our device and single-use treatment tips in the U.S. for the treatment of vaginal laxity, sexual function, or stress urinary incontinence, we will need to obtain additional FDA clearance or approval, which may not be granted.

Developing and promoting our CMRF technology in additional countries for additional indications, including the U.S., is a key element of our future growth strategy. We currently do not have FDA clearance or approval to market the Viveve System in the U.S. for the treatment of vaginal laxity, sexual function, or stress urinary incontinence. We intend to seek clearance or approval from the FDA to expand our marketing efforts and have engaged with the FDA to help improve our likelihood of success. However, we cannot predict whether we will receive such clearances or approvals. The FDA has required us to conduct clinical trials to support regulatory clearance or approval, which trials are be time-consuming and expensive, and may produce results that do not result in clearance or approval of our FDA marketing application. In the event that we do not obtain FDA clearance or approval of the Viveve System for the treatment of vaginal laxity, sexual function, or stress urinary incontinence, we will be unable to promote it in the U.S. for those indications, and the ability to grow our revenues may be adversely affected.

Our business is not currently profitable, and we may not be able to achieve profitability even if we are able to generate significant revenue.

As of September 30, 2019, we have incurred losses since inception of approximately $183.1 million. In the nine months ended September 30, 2019, we incurred a loss of $27.7 million. In 2018, we incurred a loss of $50.0 million and in 2017 a loss of $37.0 million. Even though our revenue may increase, we expect to incur significant additional losses while we grow and expand our business. We cannot predict if and when we will achieve profitability. Our failure to achieve and sustain profitability could negatively impact the market price of our common stock and may require us to seek additional financing for our business. There are no assurances that we will be able to obtain any additional financing or that any such financing will be on terms that are favorable to us.

If there is not sufficient consumer demand for the procedures performed with our products, demand for our products could decline, which would adversely affect our operating results.

The medical device and aesthetic markets in which we operate are particularly vulnerable to economic trends. The procedures performed using the Viveve System are elective procedures that are not currently reimbursable through government or private health insurance. The cost of these elective procedures must be borne by the patient. As a result, the decision to undergo a procedure that uses our products may be influenced by the cost.

Consumer demand, and therefore our business, is sensitive to a number of factors that affect consumer spending, including political and macroeconomic conditions, health of credit markets, disposable consumer income levels, consumer debt levels, interest rates, consumer confidence and other factors. If there is not sufficient consumer demand for the procedures performed with our products, practitioner demand for our products would decline, and our business would suffer.

It is difficult to forecast future performance, which may cause our financial results to fluctuate unpredictably.

Our limited operating history makes it difficult to predict future performance. Additionally, the demand for the Viveve System may vary from quarter to quarter. A number of factors, over which we have limited or no control, may contribute to fluctuations in our financial results, such as:

●	delays in receipt of anticipated purchase orders;

●	performance of our independent distributors;

●	positive or negative media coverage of the Viveve treatment or products of our competitors;

●	our ability to obtain further regulatory clearances or approvals;

●	delays in, or failure of, product and component deliveries by our subcontractors and suppliers;

●	customer response to the introduction of new product offerings; and

●	fluctuations in foreign currency.

Our limited operating history has limited our ability to determine an appropriate lease and sales prices for our products.

Our historical operating performance has limited our ability to determine the proper lease and sales prices for the Viveve System and the single-use treatment tips. Establishing appropriate pricing for the lease of our capital equipment and components has been challenging because there have not existed directly comparable competitive products. We may experience similar pricing challenges in the future as we enter new markets or introduce new products, which could have an unanticipated negative impact on our financial performance.

If there is not sufficient patient demand for our treatments, practitioner demand for the Viveve System could drop, resulting in unfavorable operating results.

All procedures performed using the Viveve System are elective procedures, the cost of which must be borne by the patient and are not currently reimbursable through government or private health insurance. The decision to undergo a Viveve treatment is thus driven by consumer demand, which may be influenced by a number of factors, such as:

●	whether our marketing efforts directed toward increasing consumer awareness of the Viveve treatment, for which we have limited experience and resources and indications, are successful;

●	the extent to which physicians recommend the Viveve treatment to their patients;

●	the cost, safety and effectiveness of the Viveve procedure versus alternative treatments;

●	general consumer sentiment about the benefits and risks of such procedures; and

●	consumer confidence, which may be impacted by economic and political conditions.

Our financial performance could be materially harmed in the event that any of the above factors discourage patients from seeking the Viveve treatment.

The failure of the Viveve treatment to meet patient expectations or the occurrence of unpleasant side effects from a Viveve treatment could impair our financial performance.

Our future success depends upon patients having a positive experience with the Viveve treatment in order to increase physician demand for our products, as a result of positive feedback and word-of-mouth referrals. Patients may be dissatisfied if their expectations of the procedure, side effects and results, among other things, are not met. Despite what we believe to be the safety of the Viveve treatment, patients may experience undesirable side-effects such as temporary swelling or reddening of the treated tissue. Experiencing any of these side effects could discourage a patient from completing a Viveve treatment or discourage a patient from having future procedures or referring the Viveve procedure to others. In order to generate referral business, we believe that patients must be satisfied with the effectiveness of the Viveve treatment. Results obtained from the procedure are subjective and may be subtle. The Viveve treatment may produce results that may not meet patients’ expectations. If patients are not satisfied with the procedure or feel that it is too expensive for the results obtained, our reputation and future leases and sales will suffer.

Our success depends on growing physician adoption of the Viveve System and continued use of treatment tips.

Some of our target physician customers already own self-pay device products. Our ability to grow our business and convince physicians to lease or purchase a Viveve System depends on the success of our sales and marketing efforts. Our business model involves both a revenue rental model and continued purchases by our customers of single-use treatment tips and ancillary consumables. This may be a novel business model for many potential customers who may be used to competing products that are exclusively capital equipment, such as many laser-based systems. We must be able to demonstrate that the cost of the Viveve System and the revenue that the physician can derive from performing procedures using it are compelling when compared to the cost and revenue associated with alternative products or therapies. When marketing to plastic surgeons, we must also, in some cases, overcome a bias against non-invasive procedures. If we are unable to increase physician adoption of our device and use of the treatment tips, our financial performance will be adversely affected.

To successfully market and sell the Viveve System internationally, we must address many issues with which we have limited experience.

Sales outside the U.S. accounted for 27%, 28% and 96% of our revenue during the year ended December 31, 2018, 2017 and 2016, respectively, 43%, 17% and 38% of our revenue during the three months ended September 30, 2019, 2018 and 2017, respectively, and 33% of our revenue during the nine months ended September 30, 2019. International sales are subject to a number of risks, including:

●	difficulties in staffing and managing international operations;

●	difficulties in penetrating markets in which our competitors’ products may be more established;

●	reduced or no protection for intellectual property rights in some countries;

●	export restrictions, trade regulations and foreign tax laws;

●	fluctuating foreign currency exchange rates;

●	foreign certification and regulatory clearance or approval requirements;

●	difficulties in developing effective marketing campaigns for unfamiliar, foreign countries;

●	customs clearance and shipping delays;

●	compliance with anti-bribery laws such as U.S. Foreign Corrupt Practices Act and its foreign counterparts;

●	political and economic instability; and

●	preference for locally produced products.

If one or more of these risks were realized, it could require us to dedicate significant resources to remedy the situation, and even if we are able to find a solution, our revenues may still decline.

If we violate the U.S. Foreign Corrupt Practices Act or applicable anti-bribery laws in other countries our business could be harmed.

We earn a significant portion of our total revenues from international sales and leases. As a result, we are subject to the U.S. Foreign Corrupt Practices Act (FCPA), which generally prohibits U.S. companies and their intermediaries from making corrupt payments to foreign officials for the purpose of obtaining or keeping business or otherwise obtaining favorable treatment and requires companies to maintain appropriate record-keeping and internal accounting practices to accurately reflect the transactions of the Company. The FCPA applies to companies, individual directors, officers, employees and agents. Under the FCPA, U.S. companies may be held liable for actions taken by agents or local partners or representatives. In addition, the government may seek to hold us liable for successor liability FCPA violations committed by companies which we acquire. We are also subject to the U.K. Bribery Act and may be subject to certain anti-corruption laws of other countries in which we do business. If we or our intermediaries fail to comply with the requirements of the FCPA or the anti-corruption laws of other countries, governmental authorities in the U.S. or other countries could seek to impose civil and/or criminal penalties, which could have a material adverse effect on our business, results of operations, financial conditions and cash flows.

We depend on distributors to market, lease and sell the Viveve System internationally. If they are not successful, our marketing and sales efforts will be harmed.

We currently depend exclusively on third-party distributors to lease, sell and service the Viveve System internationally and to train our international customers, and if these distributors terminate their relationships with us or under-perform, we may be unable to maintain or increase our level of international revenue. We will also need to engage additional international distributors to grow our business and expand the territories in which we lease and sell the Viveve System. Distributors may not commit the necessary resources to market, lease, sell and service our device to the level of our expectations. If current or future distributors do not perform adequately, or if we are unable to engage distributors in particular geographic areas, our revenue from international operations will be adversely affected.

We currently have limited sales and marketing resources or experience and failure to build and manage a sales force or to market and distribute the Viveve System effectively could have a material adverse effect on our business.

Our sales and marketing organization is structured so that we rely on a direct sales force to lease and sell the Viveve System in the United States. However, in the first quarter of 2019, we reorganized and reduced the number of direct sales reps selling our products. We now expect to rely more heavily on distribution partnerships, including (i) our existing partnership with Aesthetic Management Partners (AMP), which is a network of independent partnership sales representatives, and regional distribution partners for the sales and marketing of our products. We believe our reorganization will help reduce our operating expenses through 2019 and 2020.

Our reorganization may not have the desired effect of reducing our operating expenses and may result in a disruption to our business, adversely affect our sales and marketing organization and make it more difficult to retain qualified personnel. In addition, our management may divert a disproportionate amount of time away from its day-to-day activities to devoting a substantial amount of time to managing the reorganization which may increase our expenses. Our future financial performance and ability to compete effectively will depend, in part, on our ability to effectively manage the reorganization and future growth. To that end, we must be able to:

●	hire qualified individuals as needed;

●	provide adequate training for the effective sale of our device; and

●	retain and motivate sales employees.

We may not be able to accomplish these tasks and successfully execute the reorganization which could harm our financial results and have a material adverse effect on our business.

Competition among providers of devices for the medical device and aesthetics markets is characterized by rapid innovation, and we must continuously innovate technology and develop new products or our revenue may decline.

While we attempt to protect our technology through patents and other intellectual property rights, there are few barriers to entry that would prevent new entrants or existing competitors from developing products that compete directly with our products. For example, while we believe our monopolar RF technology maintains a strong intellectual property position, there may be other companies employing competing technologies which claim to have a similar clinical effect to our technology. Additionally, there are others who may market monopolar RF technology for competing purposes in a direct challenge to our intellectual property position. As we continue to create market demand for a non-surgical, non-invasive way to treat vaginal laxity, sexual dysfunction, and SUI competitors may enter the market with other products making similar or superior claims. We expect that any competitive advantage we may enjoy from our current and future innovations may diminish over time, as companies successfully respond to our innovations, or create their own. Consequently, we believe that we will have to continuously innovate and improve our technology or develop new products to compete successfully. If we are unable to develop new products or innovate successfully, the Viveve System could become obsolete and our revenue will decline as our customers purchase competing products.

We outsource the manufacturing and repair of key elements of the Viveve System to a single manufacturing partner.

We outsource the manufacture and repair of the Viveve System to contract manufacturing partners, . If our partners operations are interrupted or if they are unable to meet our delivery requirements due to capacity limitations or other constraints, we may be limited in our ability to fulfill new customer orders or to repair equipment at current customer sites, and we may be required to seek new manufacturing partners in the future. Some of our suppliers have limited manufacturing capacity and are dependent upon third-party suppliers and trained technical labor to effectively repair components making up the Viveve System. In addition, our partners are medical device manufacturers and are required to demonstrate and maintain compliance with the FDA’s Quality System Regulation, or QSR. If our current partners or any future manufacturing partner fails to comply with the FDA’s QSR, its manufacturing and repair operations could be halted. In addition, both the availability of our product to support the fulfillment of new customer orders as well as our ability to repair those products installed at current customer sites would be impaired. In addition, as of the date of this report, the development and manufacturing agreement under which Viveve and our contract manufacturing partner Stellartech operate has expired without any subsequent extension or renewal by the parties and the minimum conditions to the licenses granted therein have not been satisfied by us. Although the parties continue to operate under the terms of this agreement, our manufacturing operations could be adversely impacted if we are unable to enforce Stellartech’s performance under this agreement, or enter into a new agreement with Stellartech, or a potential new manufacturer, if necessary, upon favorable terms or at all

Our manufacturing operations and those of our key manufacturing subcontractors are dependent upon third-party suppliers, making us vulnerable to supply shortages and price fluctuations, which could harm our business.

The single source supply of the Viveve System from Stellartech could not be replaced without significant effort and delay in production. Also, several other components and materials that comprise our device are currently manufactured by a single supplier or a limited number of suppliers. In many of these cases, we have not yet qualified alternate suppliers and we rely upon purchase orders, rather than long-term supply agreements. A supply interruption or an increase in demand beyond our current suppliers’ capabilities could harm our ability to manufacture the Viveve System until new sources of supply are identified and qualified. Our reliance on these suppliers subjects us to a number of risks that could harm our business, including:

●	interruption of supply resulting from modifications to or discontinuation of a supplier’s operations;

●	delays in product shipments resulting from uncorrected defects, reliability issues or a supplier’s variation in a component;

●	a lack of long-term supply arrangements for key components with our suppliers;

●	inability to obtain adequate supply in a timely manner, or to obtain adequate supply on commercially reasonable terms;

●	difficulty locating and qualifying alternative suppliers for our components in a timely manner;

●	production delays related to the evaluation and testing of products from alternative suppliers, and corresponding regulatory qualifications;

●	delay in delivery due to suppliers prioritizing other customer orders over our orders;

●	damage to our brand reputation caused by defective components produced by our suppliers;

●	increased cost of our warranty program due to product repair or replacement based upon defects in components produced by our suppliers; and

●	fluctuation in delivery by our suppliers due to changes in demand from us or from their other customers.

Any interruption in the supply of components or materials, or our inability to obtain substitute components or materials from alternate sources at acceptable prices in a timely manner, could impair our ability to meet the demand of our customers, which would have an adverse effect on our business.

If, in the future, we decide to perform additional manufacturing functions internally that we currently outsource, our business could be harmed by our limited manufacturing experience and related capabilities.

In the future, for financial or operational purposes, we may elect to perform component or system manufacturing functions internally. Our limited experience with manufacturing processes could lead to difficulties in producing sufficient quantities of manufactured items that meet our quality standards and that comply with applicable regulatory requirements in a timely and cost-effective manner. In addition, if we experience these types of manufacturing difficulties, it may be expensive and time consuming to engage a new or previous subcontractor or supplier to fulfill our replacement manufacturing needs. The occurrence of any of these events could harm our business.

If the Viveve System malfunctions or if we discover a manufacturing defect that could lead to a malfunction, we may have to initiate a product recall or replace components, which could adversely impact our business.

Problems in our manufacturing processes, or those of our manufacturers or subcontractors, which lead to an actual or possible malfunction in any of the components of our device, may require us to recall product from customers or replace components and could disrupt our operations. Our results of operations, reputation and market acceptance of our products could be harmed if we encounter difficulties in manufacturing that result in a more

We may not be able to develop an alternative cooling module that will be in compliance with changing environmental regulations in a timely or cost-effective manner.

Our cooling module relies upon a hydrofluorocarbon, or HFC, called R134a, to protect the outer layer of the tissue from over-heating while the device delivers RF energy to the submucosal tissue. New environmental regulations phasing out HFCs over the next decade have been adopted or are under consideration in a number of countries. Since 2007, European Union directives aimed at the automotive industry require the phase-out of HFCs and prohibit the introduction of new products incorporating HFCs and it is currently anticipated that such directives may impact the medical device industry. As a result, if we are unable to develop an alternative cooling module for our device which is not dependent on HFCs in a timely or cost-effective manner, the Viveve System may not be in compliance with environmental regulations, which could result in fines, civil penalties and the inability to sell or lease our products in certain major international markets.

In addition, the impending restrictions on HFCs have reduced their current availability, as suppliers have less of an incentive to expand production capacity or maintain existing capacity. This change in supply could expose us to supply shortages or increased prices for R134a, which could impair our ability to manufacture our device and adversely affect our results or operations. HFCs may also be classified by some countries as a hazardous substance and, therefore, subject to significant shipping surcharges that may negatively impact profit margins.

We rely on a limited number of suppliers and third-party manufacturers, and if they are unable or unwilling to continue to work with us, our business could be materially adversely affected.

We rely on a limited number of suppliers and third-party manufacturers. Our reliance on them increases our risk since in the event of an interruption from one or more of them, we may not be able to develop alternative resources without incurring additional costs or delays.

We forecast sales and placements to determine requirements for components and materials used in Viveve procedures, and if our forecasts are incorrect, we may experience delays in shipments or increased inventory costs.

We keep limited materials, components and finished product on hand. To manage our manufacturing operations with our suppliers, we forecast anticipated product orders and material requirements to predict our inventory needs up to twelve months in advance and enter into purchase orders on the basis of these requirements. Our limited historical experience may not provide us with enough data to accurately predict future demand. If our business expands, our demand for components and materials would increase and our suppliers may be unable to meet our demand. If we overestimate our component and material requirements, we will have excess inventory, which would increase our expenses. If we underestimate our component and material requirements, we may have inadequate inventory, which could interrupt, delay or prevent delivery of the Viveve System to our customers. Any of these occurrences would negatively affect our financial performance and the level of satisfaction that our customers have with our business.

Even though we require training for users of the Viveve System and we do not lease or sell it to non-physicians, there exists a potential for misuse, which could harm our reputation and our business.

Outside of the U.S., our independent distributors lease and sell in many jurisdictions that do not require specific qualifications or training for lessors, purchasers or operators of the Viveve System. We do not supervise the procedures performed with the device, nor can we be assured that direct physician supervision of our equipment occurs according to our recommendations. We and our distributors require lessors and purchasers of our device to undergo an initial training session as a condition of the lease or purchase, but do not require ongoing training. In addition, we prohibit the lease or sale of the device to companies that rent it to third parties, but we cannot prevent an otherwise qualified physician from contracting with a rental company in violation of his or her lease or purchase agreement with us.

In the U.S., we only lease and sell the Viveve System to licensed physicians who have met certain training requirements. However, current federal regulations will allow us to lease or sell our device to “licensed practitioners,” The definition of “licensed practitioners” varies from state to state. As a result, the Viveve System may be operated by licensed practitioners with varying levels of training, and in many states by non-physicians, including physician assistants, registered nurses and nurse practitioners. Thus, in some states, the definition of “licensed practitioner” may result in the legal use of the Viveve System by non-physicians.

The use of our device by non-physicians, as well as noncompliance with the operating guidelines set forth in our training programs, may result in product misuse and adverse treatment outcomes, which could harm our reputation and expose us to costly product liability litigation.

Product liability suits could be brought against us due to defective design, labeling, material or workmanship, or misuse of the Viveve System, and could result in expensive and time-consuming litigation, payment of substantial damages and an increase in our insurance rates.

If the Viveve System is defectively designed, manufactured or labeled, contains defective components or is misused, we may become subject to substantial and costly litigation by our customers or their patients. Misusing the device or failing to adhere to operating guidelines could cause serious adverse events. In addition, if our operating guidelines are found to be inadequate, we may be subject to liability. We may, in the future, be involved in litigation related to the use of the device. Product liability claims could divert management’s attention from our business, be expensive to defend and result in sizable damage awards against us. We may not have sufficient insurance coverage for all future claims. We may not be able to obtain insurance in amounts or scope sufficient to provide us with adequate coverage against all potential liabilities. Any product liability claims brought against us, with or without merit, could increase our product liability insurance rates or prevent us from securing continuing coverage, could harm our reputation in the industry and reduce product sales. Product liability claims in excess of our insurance coverage would be paid out of cash reserves, harming our financial condition and adversely affecting our operating results.

After-market modifications to treatment tips by third parties and the development of counterfeit products could reduce our sales, expose us to product liability litigation and dilute our brand quality.

Third parties may introduce adulterated after-market modifications to our treatment tips, which enable re-use of treatment tips in multiple procedures. Because the treatment tips are designed to withstand a finite number of pulses, modifications intended to increase the number of pulses could result in patient injuries caused by the use of worn-out or damaged treatment tips. In addition, third parties may seek to develop counterfeit products that are compatible with the Viveve System and available to practitioners at lower prices. If security features incorporated into the design of the device are unable to prevent after-market modifications to the treatment tips or the introduction of counterfeit products, we could be subject to reduced sales, product liability lawsuits resulting from the use of damaged or defective goods and damage to our reputation.

A data breach or cyberattack affecting our devices, information technology systems, or protected data could expose us to regulatory liability and litigation and dilute our brand quality.

Our information technology systems and the Viveve System, like other medical devices with software that may be accessible in some manner to users, are vulnerable to security breaches, cyberattacks, malicious intrusion, breakdown, destruction, loss of data privacy, or other significant disruption. We also collect, manage, and process protected personal information, including health information, in connection with our operations. A significant breach, attack, or other disruption could result in adverse consequences, including increased costs and expenses, regulatory inquiries, litigation, problems with product functionality, reputational damage, lost revenue, and fines or penalties. We invest in systems and technology and in the protection of our products and data to reduce the risk of an attack or other significant disruption. Additionally, Viveve products have no WiFi nor do they contain a receiver or transmitter, dramatically reducing the risk of a cyberattack. However, there can be no assurance that these measures and efforts will prevent future attacks or other significant disruptions to our information technology systems and the Viveve System.

We depend on skilled and experienced personnel to operate our business effectively. If we are unable to recruit, hire and retain these employees, our ability to manage and expand our business will be harmed, which would impair our future revenue and profitability.

Our success largely depends on the skills, experience and efforts of our officers and other key employees. While we have employment contracts with our Chief Executive Officer and our other executive officers, these officers and other key employees may terminate their employment at any time. The loss of any senior management team members could weaken our management expertise and harm our business.

Our ability to retain our skilled labor force and our success in attracting and hiring new skilled employees will be a critical factor in determining whether we will be successful in the future. We may not be able to meet our future hiring needs or retain existing personnel. We will face particularly significant challenges and risks in hiring, training, managing and retaining engineering and sales and marketing employees, as well as independent distributors, most of whom are geographically dispersed and must be trained in the use of our device and benefits of the Viveve System and treatment. Failure to attract and retain personnel, particularly technical and sales and marketing personnel, would materially harm our ability to compete effectively and grow our business.

Any acquisitions or in-licenses that we make could disrupt our business and harm our financial condition.

We may evaluate potential strategic acquisitions of complementary businesses, products or technologies. We may also consider joint ventures and other collaborative projects, including in-license opportunities. We may not be able to identify appropriate acquisition candidates or strategic partners, or successfully negotiate, finance or integrate acquisitions of any businesses, products or technologies, as applicable, on favorable terms or at all. Furthermore, the integration of any acquisition or in-license and management of any collaborative project may divert management’s time and resources from our business and disrupt our operations. We do not have any experience with acquiring companies or products or in-licensing of technologies. If we decide to expand our product offerings, we may spend time and money on projects that do not increase our revenues. Our inability to identify and secure such opportunities may harm our financial condition and our ability to compete and grow our business.

Our ability to use our net operating losses to offset future taxable income may be subject to certain limitations which could affect our ability to realize tax benefits from our net operating losses.

Our ability to use our net operating losses to offset future taxable income may be subject to certain limitations. As of December 31, 2018, we had U.S. federal and state net operating loss carryforwards (“NOLs”), of approximately $126.9 million and $97.7 million, respectively, due to prior period losses. In general, under Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), a corporation that undergoes an “ownership change” can be subject to limitations on its ability to utilize its NOLs to offset future taxable income. Our existing NOLs may be subject to limitations arising from past ownership changes, including in connection with this offering. Future changes in our stock ownership, some of which are outside of our control, could result in an ownership change under Section 382 of the Code.  In addition, under the Tax Cuts and Jobs Act (the “Tax Act”), the amount of future NOLs that we are permitted to deduct in any taxable year is limited to 80% of our taxable income in such year, where taxable income is determined without regard to the NOL deduction itself. In addition, the Tax Act generally eliminates the ability to carry back any NOLs generated after December 31, 2017 to prior taxable years, while allowing such unused NOLs to be carried forward indefinitely. There is a risk that due to changes under the Tax Act, regulatory changes, or other unforeseen reasons, our existing NOLs could expire or otherwise be unavailable to offset future income tax liabilities. For these reasons, we may not be able to realize a tax benefit from the use of our NOLs, whether or not we attain profitability.

Risks Related to Regulatory Matters

We or our distributors may be unable to obtain or maintain international regulatory clearances or approvals for our current or future products, or our distributors may be unable to obtain necessary qualifications, which could harm our business.

Leases and sales of the Viveve System internationally are subject to foreign regulatory requirements that vary widely from country to country. In addition, the FDA regulates exports of medical devices from the U.S. Complying with international regulatory requirements can be an expensive and time-consuming process, and marketing approval or clearance is not certain. The time required to obtain clearances or approvals, if required by other countries, may be longer than that required for FDA clearance or approvals, and requirements for such clearances or approvals may significantly differ from FDA requirements. We may rely on third-party distributors to obtain regulatory clearances and approvals required in other countries, and these distributors may be unable to obtain or maintain such clearances or approvals. Our distributors may also incur significant costs in attempting to obtain and in maintaining foreign regulatory approvals or clearances, which could increase the difficulty of attracting and retaining qualified distributors. If our distributors experience delays in receiving necessary qualifications, clearances or approvals to market our products outside the U.S., or if they fail to receive those qualifications, clearances or approvals, we may be unable to market our products or enhancements in international markets effectively, or at all.

Foreign governmental authorities that regulate the manufacture and sale of medical devices have become increasingly stringent and, to the extent we market, lease and sell our products outside of the U.S., we may be subject to rigorous international regulation in the future. In these circumstances, we would be required to rely on our foreign independent distributors to comply with the varying regulations, and any failures on their part could result in restrictions on the sale of our product in foreign countries.

If we fail to maintain regulatory approvals and clearances, or if we are unable to obtain, or experience significant delays in obtaining, FDA clearances or approvals for the Viveve System or any future products we may develop or acquire, including product enhancements, our business and results of operations could be adversely affected.

The Viveve System is, and any future products we may acquire or develop will be, subject to rigorous regulation by the FDA and numerous other federal, state and foreign governmental authorities. The process of obtaining regulatory clearances or approvals to market a medical device can be costly and time consuming, and we may not be able to obtain these clearances or approvals on a timely basis, if at all. In particular, the FDA permits commercial distribution of a new medical device only after the device has received clearance under section 510(k) of the Federal Food, Drug, and Cosmetic Act, or FDCA, (unless the device is exempt from the 510(k) requirements), has been classified pursuant to a de novo classification request, or is the subject of an approved premarket approval application, or PMA. The FDA will permit marketing of a lower risk medical device through the 510(k) process if the manufacturer demonstrates that the new product is substantially equivalent to a previously cleared and legally marketed device or a device that was in commercial distribution before May 28, 1976 for which the FDA has not yet called for the submission of PMA, referred to as a predicate device. Devices deemed to pose the greatest risk, such as life-sustaining, life-supporting, or implantable devices, or devices not deemed substantially equivalent to a previously cleared device, require the approval of a PMA, unless a de novo submission is appropriate. The PMA process is more costly, lengthy and uncertain than the 510(k) clearance process. A PMA application must be supported by extensive data, including, but not limited to, technical, preclinical, clinical trial, manufacturing and labeling data, to demonstrate to the FDA a reasonable assurance of the safety and efficacy of the device for its intended use.

If FDA has not issued a regulation classifying a particular type of device as Class I, and if there is no known predicate for a device and/or its indication, the device is automatically Class III, regardless of the risk the device poses. If a device is automatically/statutorily classified into Class III in this manner, a company can petition FDA to reclassify the category of devices into Class II or Class I via a process known as “Evaluation of Automatic Class III Designation,” which is typically referred to as the de novo process. The direct de novo process allows a company to request that a new product classification be established without the company first submitting a 510(k) notification for the device. Our plan is to seek FDA authorization to market the Viveve System for the treatment of vaginal tissue to improve sexual function and SUI by utilizing the direct de novo process. However, we cannot predict when or if such de novo classification will be obtained. If FDA fails to reclassify the device pursuant to the de novo process, we will be required to seek FDA premarket approval (via the more stringent PMA process) for the Viveve System. Delays in receipt of FDA clearance or approval or failure to receive FDA clearance or approval could adversely affect our business, results of operations and future growth prospects.

Our marketed products may be used by physicians for indications that are not cleared by the FDA. If the FDA finds that we marketed our products in a manner that promoted off-label use, we may be subject to civil or criminal penalties.

Under the FDCA and other laws, we are prohibited from promoting our products for off-label uses. This means that we may not make claims about the use of any of our marketed medical device products outside of their approved or cleared indications, and that our website, advertising promotional materials and training methods may not promote or encourage unapproved uses. Therefore, we may not provide information to physicians or patients that promote off-label uses, except in limited circumstances, such as in response to unsolicited requests for off-label information or the distribution of scientific and medical publications under certain circumstances. The FDA does not generally restrict physicians from prescribing products for off-label uses (or using products in an off-label manner) in their practice of medicine. Should the FDA determine that our activities constitute the promotion of off-label uses, the FDA could bring action to prevent us from distributing our devices for the off-label use and could impose fines and penalties on us and our executives. In addition, failure to follow FDA rules and guidelines relating to promotion and advertising can result in, among other things, the FDA’s refusal to approve or clear products, the withdrawal of an approved product from the market, product recalls, fines, disgorgement of profits, operating restrictions, injunctions or criminal prosecutions. Any of these adverse regulatory actions could result in substantial costs and could significantly and adversely impact our reputation and divert management’s attention and resources, which could have a material adverse effect on our business.

If the Office of Inspector General within the Department of Health and Human Services, the U.S. Department of Justice (DOJ), or another federal or state agency determines that we have promoted off-label use of our products, we may be subject to various penalties, including civil or criminal penalties, and the off-label use of our products may result in injuries that lead to product liability suits, which could be costly to our business.

In addition to the FDA restrictions on our marketed products, other state and federal healthcare laws have been applied by DOJ and state attorneys general to restrict certain marketing practices in the medical device industry. While physicians may generally prescribe and administer products for off-label uses, if we engage in off-label promotion, we may be subject to civil or criminal penalties including significant fines and could be prohibited from participating in government healthcare programs such as Medicaid and Medicare. Even if we are successful in resolving such matters without incurring penalties, responding to investigations or prosecutions will likely result in substantial costs and could significantly and adversely impact our reputation and divert management’s attention and resources, which could have a material adverse effect on our business, operating results, financial condition and ability to finance our operations. In addition, the off-label use of our products may increase the risk of injury to patients, and, in turn, the risk of product liability claims. Product liability claims are expensive to defend and could divert our management’s attention and result in substantial damage awards against us.

If we modify an FDA-cleared device, we may need to seek and obtain new clearances, which, if not granted, would prevent the sale of our modified product or require us to redesign the product.

Any modifications to an FDA-cleared device that could significantly affect its safety or effectiveness or that would constitute a major change in its intended use would require a new 510(k) clearance or possibly a premarket approval. We may not be able to obtain additional 510(k) clearances or premarket approvals for new products or for modifications to, or additional indications for, our existing product in a timely fashion, or at all. Delays in obtaining future clearances or approvals would adversely affect our ability to introduce new or enhanced products in a timely manner, which in turn could harm our revenue and potential future profitability. We have made modifications to our device in the past and may make additional modifications in the future that we believe do not or will not require additional clearances or approvals. If the FDA disagrees, and requires new clearances or approvals for the modifications, we may be required to recall and to stop marketing the modified device, which could harm our operating results and require us to redesign the product.

Clinical trials necessary to support a 510(k)notification, de novo petition or PMA application will be expensive and will require the enrollment of large numbers of patients. Suitable patients may be difficult to identify and recruit. Delays or failures in our clinical trials may prevent us from commercializing our current product or any modified or new products and will adversely affect our business, operating results and prospects.

The FDA has asked us to conduct a clinical study, pursuant to the agency’s investigational device exemption, or IDE, regulations, to support a future product submission for the Viveve System. Initiating and completing clinical trials necessary to support a 510(k) notification, de novo petition, or PMA application for the Viveve System, as well as other possible future product candidates, is time consuming and expensive and the outcome is uncertain. Moreover, the results of early clinical trials are not necessarily predictive of future results, and any product we advance into clinical trials may not have favorable results in later clinical trials.

Conducting successful clinical studies will require the enrollment of patients, and suitable patients may be difficult to identify and recruit. Patient enrollment in clinical trials and completion of patient participation and follow-up depends on many factors, including the size of the patient population, the nature of the trial protocol, the desirability of, or the discomforts and risks associated with, the treatments received by enrolled subjects, the availability of appropriate clinical trial investigators and support staff, the proximity of patients to clinical sites, the ability of patients to comply with the eligibility and exclusion criteria for participation in the clinical trial and patient compliance. For example, patients may be discouraged from enrolling in our clinical trials if the trial protocol requires them to undergo extensive post-treatment procedures or follow-up to assess the safety and effectiveness of our product or if they determine that the treatments received under the trial protocols are not desirable or involve unacceptable risk or discomfort.

Development of sufficient and appropriate clinical protocols to demonstrate safety and efficacy are required and we may not adequately develop such protocols to support clearance or approval. Further, the FDA may require us to submit data on a greater number of patients than we originally anticipated and/or for a longer follow-up period or change the data collection requirements or data analysis applicable to our clinical trials. Delays in patient enrollment or failure of patients to continue to participate in a clinical trial may cause an increase in costs and delays in the approval or clearance and attempted commercialization of our product or result in the failure of the clinical trial. In addition, despite considerable time and expense invested in clinical trials, the FDA may not consider our data adequate to demonstrate safety and efficacy. Such increased costs and delays or failures could adversely affect our business, operating results and prospects.

If the third parties on which we rely to conduct our clinical trials and to assist us with preclinical development do not perform as contractually required or expected, we may not be able to obtain the regulatory clearance or approval which would permit us to commercialize our products.

We do not have the ability to independently conduct the preclinical studies and clinical trials for our product, therefore we must rely on third parties, such as contract research organizations, medical institutions, clinical investigators and contract laboratories to conduct the studies and trials. If these third parties do not successfully carry out their contractual duties or regulatory obligations or meet expected deadlines, if these third parties need to be replaced, or if the quality or accuracy of the data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements or for other reasons, our preclinical development activities or clinical trials may be extended, delayed, suspended or terminated, and we may not be able to obtain regulatory clearance or approval for, or be able to successfully commercialize, our product on a timely basis, if at all. In that event, our business, operating results and prospects may be adversely affected.

The results of our clinical trials may not support our proposed product claims or may result in the discovery of adverse side effects. Any of these events could have a material adverse impact on our business.

Even if our clinical trials are completed as planned, it cannot be certain that the results of the clinical trials will support our proposed claims for the Viveve System, that the FDA or foreign authorities will agree with our conclusions regarding them or that even if our product receives regulatory approval or clearance, that it will not later result in adverse side effects that limit or prevent its use. Success in preclinical studies and early clinical trials does not ensure that later clinical trials will be successful, and we cannot be sure that the later trials will replicate the results of prior trials and preclinical studies. The clinical trial process may fail to demonstrate that our product is safe and effective for the proposed indicated uses. For example, in August 2019, we reported clinical results for a randomized, double-blind, sham-controlled study conducted in Canada evaluating patients suffering from mild-to-moderate SUI. Statistical significance was not achieved on the primary endpoint of mean change from baseline on the one-hour Pad Weight Test at six months post-treatment compared to the control group, nor was statistical significance achieved for the exploratory endpoints. Any delay of our clinical trials or failure by the FDA or other foreign authorities to accept our product claims will delay, or even prevent, our ability to commercialize our product and generate revenues.

Even if our product is approved by regulatory authorities, if we or our suppliers fail to comply with ongoing FDA or other foreign regulatory authority requirements, or if we experience unanticipated problems with our product, the product could be subject to restrictions or withdrawal from the market.

Any product for which we obtain clearance or approval, and the manufacturing processes, reporting requirements, post-approval clinical data and promotional activities for such product, will be subject to continued regulatory review, oversight and periodic inspections by the FDA and other domestic and foreign regulatory bodies, such as the Food and Drug Branch of the California Department of Public Health (CDPH). In particular, we and our suppliers are required to comply with the FDA’s QSR, and International Standards Organization, or ISO, standards for the manufacture of our product and other regulations which cover the methods and documentation of the design, testing, production, control, quality assurance, labeling, packaging, storage and shipping of any product for which we obtain clearance or approval. Regulatory bodies, such as the FDA, enforce the QSR and other regulations through periodic inspections. In the past, our Sunnyvale, California facility has been inspected by the FDA and CDPH, and observations were noted. The FDA and CDPH have accepted our responses to these observations, and we believe that we are in substantial compliance with the QSR. Any future failure by us or one of our suppliers to comply with applicable statutes and regulations administered by the FDA and other regulatory bodies, or the failure to timely and adequately respond to any adverse inspectional observations or product safety issues, could result in, among other things, any of the following enforcement actions and unanticipated expenditures to address or defend such actions:

●	untitled letters, warning letters, fines, injunctions, consent decrees and civil penalties;

●	customer notifications for repair, replacement or refunds;

●	recall, detention or seizure of our products;

●	operating restrictions or partial suspension or total shutdown of production;

●	refusing or delaying our requests for 510(k) clearance, de novo classification, or premarket approval of new products or modified products;

●	operating restrictions;

●	reclassifying a device that previously received a 510(k) clearance or withdrawing a PMA approval that was previously granted;

●	refusal to grant export approval for our product; or

●	criminal prosecution.

If any of these actions were to occur, it would harm our reputation and cause our product sales and leases to suffer and may prevent us from generating revenue. Furthermore, our third-party manufacturers may not currently be, or may not continue to be, in compliance with all applicable regulatory requirements which could result in a failure to produce our product on a timely basis and in the required quantities, if at all.

Even if regulatory clearance or approval of a product is granted for the Viveve System or future products, such clearance or approval may be subject to limitations on the intended uses for which the product may be marketed and reduce our potential to successfully commercialize the product and generate revenue from the product. If the FDA determines that our promotional materials, labeling, training or other marketing or educational activities constitute promotion of an unapproved use, it could request that we cease or modify our training or promotional materials or subject us to regulatory enforcement actions. It is also possible that other federal, state or foreign enforcement authorities might take action if they consider our training or other promotional materials to constitute promotion of an unapproved use, which could result in significant fines or penalties under other statutory authorities, such as laws prohibiting false claims for reimbursement.

In addition, we may be required by the FDA or other foreign regulatory bodies to conduct costly post-market testing and surveillance to monitor the safety or effectiveness of our products, and we must comply with medical device reporting requirements, including the reporting of adverse events and malfunctions related to our products. Later discovery of previously unknown problems with our products, including unanticipated adverse events or adverse events of unanticipated severity or frequency, manufacturing problems, or failure to comply with regulatory requirements such as the QSR, may result in changes to labeling, restrictions on such products or manufacturing processes, withdrawal of the products from the market, voluntary or mandatory recalls, a requirement to repair, replace or refund the cost of any medical device we manufacture or distribute, fines, suspension of regulatory approvals, product seizures, injunctions or the imposition of civil or criminal penalties which would adversely affect our business, operating results and prospects.

The Viveve System may also be subject to state regulations which are, in many instances, in flux. Changes in state regulations may impede sales and leases. For example, federal regulations may allow the device to be sold to, or on the order of, “licensed practitioners,” as determined on a state-by-state basis. As a result, in some states, non-physicians may legally lease, purchase and operate our device. However, a state could change its regulations at any time, disallowing sales or leases to particular types of end users. We cannot predict the impact or effect of future legislation or regulations at the federal or state levels.

If we or our third-party manufacturers fail to comply with the FDA’s QSR, our business would suffer.

We and our third-party manufacturers are required to demonstrate and maintain compliance with the FDA’s QSR. The QSR is a complex regulatory scheme that covers the methods and documentation of the design, testing, control, manufacturing, labeling, quality assurance, packaging, storage and shipping of our product. The FDA enforces the QSR through periodic unannounced inspections. We anticipate that in the future we will be subject to such inspections. Our failure, or the failure of our third-party manufacturers, to take satisfactory corrective action in response to an adverse QSR inspection could result in enforcement actions, including a public warning letter, a shutdown of our manufacturing operations, a recall of our product, civil or criminal penalties or other sanctions, which would cause our reputation, sales and business to suffer.

If our product causes or contributes to a death or a serious injury, or malfunctions in certain ways, we will be subject to medical device reporting regulations, which can result in voluntary corrective actions or agency enforcement actions.

Under the FDA’s medical device reporting regulations, medical device manufacturers are required to report to the FDA information that a device has or may have caused or contributed to a death or serious injury or has malfunctioned in a way that would be likely to cause or contribute to death or serious injury if the malfunction of the device were to recur. If we fail to report these events to the FDA within the required timeframes, or at all, the FDA could take enforcement action against us. Any such adverse event involving the Viveve System or future products could result in future voluntary corrective actions, such as recalls or customer notifications, or agency action, such as inspection or enforcement action. Any corrective action, whether voluntary or involuntary, as well as mounting a defense to a legal action, if one were to be brought, would require the dedication of our time and capital, distract management from operating our business, and may harm our reputation and financial results.

The Viveve System may, in the future, be subject to product corrections, removals, or recalls that could harm our reputation, business and financial results.

The FDA and similar foreign governmental authorities have the authority to require the recall of commercialized products in the event of material deficiencies or defects in design or manufacture. In the case of the FDA, the authority to require a recall must be based on an FDA finding that there is a reasonable probability that the device would cause serious, adverse health consequences or death. Manufacturers may, under their own initiative, recall a product if any material deficiency in a device is found. A government-mandated or voluntary recall by us or one of our distributors could occur as a result of component failures, manufacturing errors, design or labeling defects or other deficiencies and issues. A recall of our product would divert managerial and financial resources and have an adverse effect on our financial condition and results of operations. The FDA requires that certain classifications of recalls be reported to the FDA within 10 working days after the recall is initiated. Companies are required to maintain certain records of recalls, even if they are not reportable to the FDA. In the future, we may initiate one or more voluntary correction or removal actions involving our product that we determine do not require notification to the FDA. If the FDA disagrees with our determinations, the FDA could require us to report those actions as recalls. A future recall announcement could harm our reputation with customers and negatively affect our sales. In addition, the FDA could take enforcement action for failing to report the corrections, removals, or recalls when they were conducted.

Federal and state regulatory reforms may adversely affect our ability to lease or sell our product profitably.

From time to time, legislation is drafted and introduced in the U.S. Congress that could significantly change the statutory provisions governing the clearance or approval, manufacture and marketing of a medical device. In addition, FDA regulations and guidance are often revised or reinterpreted by the agency in ways that may significantly affect our business and our product. It is impossible to predict whether legislative changes will be enacted or FDA regulations, guidance or interpretations will be changed, and what the impact of such changes, if any, may be.

For example, in August 2010, the FDA issued its preliminary recommendations on reform of the 510(k) pre-market notification process for medical devices. On January 19, 2011, the FDA announced its “Plan of Action” for implementing these recommendations. The Plan of Action included 25 action items, most of which have now been implemented by the agency. In August 2016, the FDA released its proposals for reforming long-standing procedures and requirements related to modifications to medical devices already on the market. In December 2016, Congress passed the 21st Century Cures Act, which makes multiple changes to FDA’s rules for medical devices as well as for clinical trials, and Congress (passed the Medical Device User Fee reauthorization package in 2017.

The FDA or Congress may implement other reforms in the future. Future reforms could have the effect of making it more difficult and expensive for us to obtain FDA clearance or approval. Such changes may also be made by legislators or regulators in the foreign jurisdictions in which we do business and could similarly affect our operations and profitability in those markets.

In addition, a state could change its statutes or regulations at any time, disallowing sales or leases to particular types of end users or placing restrictions on certain chemicals, such as those used in our cryogen. We cannot predict the impact or effect of future legislation or regulations at the federal or state levels, or in any foreign jurisdiction in which we do business.

Failure to comply with the U.S. Foreign Corrupt Practices Act and similar laws associated with our activities outside the U.S. could subject us to penalties and other adverse consequences.

A significant portion of our revenues is and will be from jurisdictions outside of the U.S. We are subject to the U.S. Foreign Corrupt Practices Act, or the FCPA, which generally prohibits U.S. companies and their intermediaries from making payments to foreign officials for the purpose of directing, obtaining or keeping business, and requires companies to maintain reasonable books and records and a system of internal accounting controls. The FCPA applies to companies and individuals alike, including company directors, officers, employees and agents. Under the FCPA, U.S. companies may be held liable for the corrupt actions taken by employees, strategic or local partners or other representatives. In addition, the government may seek to rely on a theory of successor liability and hold us responsible for FCPA violations committed by companies or associated with assets which we acquire. In recent years, the medical device and pharmaceutical industries have been a focus of the U.S. government’s FCPA enforcement priorities, and settlements often include very significant payments potentially consisting of millions of dollars. Other countries have similar laws to which we may be subject, including the United Kingdom Bribery Act.

In many foreign countries where we operate, particularly in countries with developing economies, it may be a local custom for businesses to engage in practices that are prohibited by the FCPA or other similar laws and regulations. In contrast, we have implemented a company policy requiring our employees and consultants to comply with the FCPA and similar laws. At the present time, we have not conducted formal FCPA compliance training for our foreign distributors and partners, but we are in the process of devising a training schedule for certain of our employees, agents and partners. Nevertheless, there can be no assurance that our employees, partners and agents, as well as those companies to which we outsource certain of our business operations, will not take actions in violation of the FCPA or our policies for which we may be ultimately held responsible. As a result of our anticipated growth, our development of infrastructure designed to identify FCPA matters and monitor compliance is at an early stage. If we or our intermediaries fail to comply with the requirements of the FCPA or similar legislation, governmental authorities in the U.S. and elsewhere could seek to impose civil and/or criminal fines and penalties which could have a material adverse effect on our reputation, business, operating results and financial conditions. We may also face collateral consequences, such as debarment and the loss of our export privileges.

Viveve’s relationships with customers and healthcare providers and professionals may be subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, as well as comparable state and foreign laws, which could expose Viveve to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings.

Healthcare providers and physicians play a primary role in the recommendation and prescription of any medical product, including the Viveve System marketed by the Company. Viveve’s future arrangements with customers, healthcare providers and other medical professionals could expose Viveve to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which Viveve markets, leases, sells and distributes its medical device products. There are various federal and state healthcare laws and regulations that impose restrictions that may apply to Viveve, and there may also be comparable foreign laws and regulations that similarly could apply to the Company.

The federal healthcare anti-kickback statute prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the lease, purchase, order or recommendation of, any good or service, for which payment may be made under federally funded healthcare programs. This statute has been broadly interpreted to apply to manufacturer arrangements with prescribers, lessors, and purchasers, among others. There are similar laws at the state level in the U.S., and several other countries, including the United Kingdom, have enacted similar anti-kickback, fraud and abuse, and healthcare laws and regulations.

The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program and also imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information. HIPAA also imposes criminal liability for knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services.

The federal Physician Sunshine Act requirements under the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010, referred to together as the Affordable Care Act, require manufacturers of drugs, devices, biologics and medical supplies for which payment is available under title XVIII of the Social Security Act Medicare or under a State plan under title XIX Medicaid or XXI SCHIP of the Social Security Act (or a waiver of such a plan) to report to the Department of Health and Human Services information related to payments and other transfers of value made to or at the request of covered recipients, such as physicians and teaching hospitals, and physician ownership and investment interests in such manufacturers. Payments made to physicians and research institutions for clinical trials are included within the scope of this federal disclosure law.

Analogous state laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by nongovernmental third-party payors, including private insurers. Some state laws also require pharmaceutical and medical device companies to comply with the relevant industry’s voluntary compliance guidelines, in addition to requiring manufacturers to report information related to payments to physicians and other health care providers or marketing expenditures. There may also be comparable foreign laws and regulations that could impact Viveve’s business and operations.

If Viveve’s operations are found to be in violation of any of these laws or any other governmental regulations that may apply to it, the Company may be subject to significant civil, criminal and administrative penalties, damages, or fines. Moreover, if any of the physicians or other providers or entities with whom Viveve expects to do business are found to be not in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, or potentially to other sanctions in foreign jurisdictions.

Risks Related to Our Intellectual Property

Intellectual property rights may not provide adequate protection for the Viveve System, which may permit third parties to compete against us more effectively.

We rely on patent, copyright, trade secret and trademark laws and confidentiality agreements to protect our technology and Viveve treatment. We have an exclusive license (with a field of use limitation) to one issue U.S. patent and own 4 issued U.S. patents primarily directed to our technology and Viveve treatment and methods of use. Additionally, we have 8 pending U.S. patent applications; 71 issued foreign patents; and 18 pending foreign patent applications, some of the foreign applications preserve an opportunity to pursue patent rights in multiple countries. Some of the Viveve System’s components are not, and in the future may not be, protected by patents. Additionally, our patent applications may not issue as patents or, if issued, may not issue in a form that will be advantageous to us. Any patents we obtain may be challenged, invalidated or legally circumvented by third parties. Consequently, competitors could market products and use manufacturing processes that are substantially similar to, or superior to, ours. We may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by consultants, vendors, former employees or current employees, despite the existence generally of confidentiality agreements and other contractual restrictions. Monitoring unauthorized uses and disclosures of our intellectual property is difficult, and we do not know whether the steps we have taken to protect our intellectual property will be effective. Moreover, we do not have patent rights in all foreign countries in which a market may exist, and where we have applied for foreign patent rights, the laws of many foreign countries may not protect our intellectual property rights to the same extent as the laws of the U.S.

In addition, competitors could lease or purchase the Viveve System and attempt to replicate some or all of the competitive advantages we derive from our development efforts, willfully infringe our intellectual property rights, design around our protected technology or develop their own competitive technologies that fall outside of our intellectual property rights. If our intellectual property is not adequately protected so as to defend our market against competitors’ products and methods, our competitive position and business could be adversely affected.

We have been involved in and may be involved in future costly intellectual property litigation, which could impact our future business and financial performance.

Our industry has been characterized by frequent intellectual property litigation. Our competitors or other patent holders may assert that our device and the methods we employ are covered by their patents. If our device or methods are found to infringe, we could be prevented from marketing the Viveve System. In addition, we do not know whether our competitors or potential competitors have applied for, or will apply for or obtain, patents that will prevent, limit or interfere with our ability to make, use, lease, sell, import or export the Viveve System. We may also initiate litigation against third parties to protect our intellectual property that may be expensive, protracted or unsuccessful. In the future there may be companies that market products for competing purposes in direct challenge to our intellectual property position, and we may be required to initiate litigation in order to stop them. For example, in October 2016 we filed a patent infringement lawsuit against ThermiGen, LLC, ThermiAesthetics, LLC and Dr. Red Alinsod alleging unauthorized use of certain of our patented technologies including Viveve’s U.S. Patent Number 8,961,511 (the “‘511 patent”). Viveve, Inc. v. ThermiGen, LLC et al., No. 2:16-cv-1189-JRG (E.D.Tx.), filed October 16, 2016. On October 20, 2017, ThermiGen and ThermiAesthetics filed two petitions for inter partes review (IPR) of the ‘511 patent at the U.S. Patent Trial and Appeal Board (PTAB) challenging the validity of the ‘511 patent claims. ThermiGen, LLC et al. v. Viveve, Inc., No. IPR2018-00088 (October 20, 2017) and ThermiGen, LLC et al. v. Viveve, Inc., No. IPR2018-00089 (October 20, 2017). On June 4, 2018, we entered into a Settlement and License Agreement (the “Settlement Agreement”) with ThermiGen LLC and ThermiAesthetics LLC (“ThermiGen,” collectively) as well as Red Alinsod, M.D. resolving our patent litigation against ThermiGen and Dr. Alinsod. The Settlement Agreement also resolved ThermiGen’s IPR proceedings against the Viveve.

Litigation related to infringement and other intellectual property claims, with or without merit, is unpredictable, can be expensive and time-consuming and could divert management’s attention from our business. If we lose this kind of litigation, a court could require us to pay substantial damages, and prohibit us from using technologies essential to the Viveve System and Viveve treatment, any of which would have a material adverse effect on our business, results of operations and financial condition. In that event, we do not know whether necessary licenses would be available to us on satisfactory terms, or whether we could redesign the Viveve System or processes to avoid infringement.

Competing products may also appear in other countries in which our patent coverage might not exist or be as strong. If we lose a foreign patent lawsuit, we could be prevented from marketing the Viveve System in one or more countries.

In addition, we may hereafter become involved in litigation to protect our trademark rights associated with our device name or treatment name. Names used may be claimed to infringe names held by others or to be ineligible for proprietary protection. If we have to change the name of the Company, device or treatment, we may experience a loss in goodwill associated with our brand name, customer confusion and a loss of sales.

Risks Related to our Securities

Public company compliance may make it more difficult to attract and retain officers and directors.

The Sarbanes-Oxley Act and rules implemented by the Securities and Exchange Commission have required changes in corporate governance practices of public companies. As a public company, these rules and regulations increase our compliance costs and make certain activities more time consuming and costly. These rules and regulations may also make it more difficult and expensive for us to maintain our director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers, and to maintain insurance at reasonable rates, or at all.

Our independent registered public accountants are not required to provide an attestation report as to our internal control over financial reporting, which could impact investors’ perception of us.

We are a smaller reporting company, and therefore, our independent registered public accounting firm will not be required to attest formally to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. Accordingly, you will not likely be able to depend on any attestation concerning our internal control over financial reporting from our independent registered public accountants. If, in the future, we require an attestation report from our independent registered public accounting firm and that firm is unable to provide an unqualified attestation report on the effectiveness of our internal controls over financial reporting, investor confidence and, in turn, our stock price could be materially adversely affected.

Concentration of ownership of our common stock may have the effect of delaying or preventing a change in control.

As of September 30, 2019, our officers, directors and principal stockholders, i.e., stockholders who beneficially own greater than 10% of our outstanding common stock, collectively beneficially own approximately 1.8% of our outstanding common stock. As a result, these stockholders, if they act together, will be able to control the management and affairs of our Company and most matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control and might adversely affect the market price of our common stock. This concentration of ownership may not be in the best interests of our other stockholders. Furthermore, 9,221 shares of our common stock held by Mr. James Atkinson, our current President and Chief Business Officer (which position the Company is eliminating effective December 31, 2019), are not subject to the 90-day director and officer lock up agreements described in the “Underwriting” section of this prospectus on page 53.

We are a holding company with no business operations of our own and we depend on cash flow from Viveve, Inc. to meet our obligations.

We are a holding company with no business operations of our own or material assets other than the stock we own in Viveve, Inc. All of our operations are conducted by Viveve, Inc. As a holding company, we will require dividends and other payments from our subsidiary to meet cash requirements. The terms of any agreements governing indebtedness that we may enter into may restrict our subsidiary from paying dividends and otherwise transferring cash or other assets to us. If there is an insolvency, liquidation or other reorganization of our subsidiary, our stockholders likely will have no right to proceed against its assets. Creditors of our subsidiary will be entitled to payment in full from the sale or other disposal of the assets of our subsidiary before stockholders, as an equity holder, would be entitled to receive any distribution from that sale or disposal. If Viveve, Inc. is unable to pay dividends or make other payments to us when needed, we will be unable to satisfy our obligations.

Our stock price may be volatile.

The market price of our common stock is likely to be highly volatile and could fluctuate widely in price in response to various factors, many of which are beyond our control, including the following:

●	actual or anticipated fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

●	changes in the market’s expectations about our operating results;

●	success of competitors;

●	our operating results failing to meet the expectations of securities analysts or investors in a particular period;

●

changes in financial estimates and recommendations by securities analysts concerning our business, the market for our products, the health services industry, or the healthcare and health insurance industries in general;

●	operating and stock price performance of other companies that investors deem comparable to us;

●	our ability to market new and enhanced products on a timely basis;

●	changes in laws and regulations affecting our business;

●	commencement of, or involvement in, litigation involving us;

●	changes in our capital structure, such as future issuances of securities or the incurrence of debt;

●	the volume of shares of our common stock available for public sale;

●	any major change in our board of directors or management;

●	sales of substantial amounts of common stock by our directors, executive officers or significant stockholders or the perception that such sales could occur; and

●	general economic and political conditions such as recessions, fluctuations in interest rates and international currency fluctuations.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our common stock.

Our shares of common stock are thinly traded, the price may not reflect our value, and there can be no assurance that there will be an active market for our shares of common stock either now or in the future.

Our shares of common stock are thinly traded, our common stock is held by a small number of holders, and the price may not reflect our actual or perceived value. There can be no assurance that there will be an active market for our shares of common stock either now or in the future. The market liquidity will be dependent on the perception of our operating business, among other things. We will take certain steps including utilizing investor awareness campaigns, investor relations firms, press releases, road shows and conferences to increase awareness of our business. Any steps that we might take to bring us to the awareness of investors may require that we compensate consultants with cash and/or stock. There can be no assurance that there will be any awareness generated or the results of any efforts will result in any impact on our trading volume. Consequently, investors may not be able to liquidate their investment or liquidate it at a price that reflects the value of the business, and trading may be at a depressed price relative to the performance of the Company due to, among other things, the availability of sellers of our shares. If an active market should develop, the price may be highly volatile. Because there is currently a relatively low per-share price for our common stock, many brokerage firms or clearing firms are not willing to effect transactions in the securities or accept our shares for deposit in an account. Many lending institutions will not permit the use of low-priced shares of common stock as collateral for any loans.

Offers or availability for sale of a substantial number of shares of our common stock may cause the price of our common stock to decline.

If our stockholders sell substantial amounts of our common stock in the public market upon the expiration of any statutory holding period under Rule 144, or shares issued upon the exercise of outstanding options or warrants, it could create a circumstance commonly referred to as an “overhang” and, in anticipation of which, the market price of our common stock could fall. The existence of an overhang, whether or not sales have occurred or are occurring, also could make more difficult our ability to raise additional financing through the sale of equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate.

In general, under Rule 144, a non-affiliated person who has held restricted shares of our common stock for a period of six months may sell into the market all of their shares, subject to the Company being current in our periodic reports filed with the SEC.

As of September 30, 2019, there were approximately 15,389 shares of common stock of the 1,469,789 shares issued and outstanding that could be sold pursuant to Rule 144, 5,549 shares subject to outstanding warrants, 50,471 shares subject to outstanding options, and an additional 11,770 shares reserved for future issuance under our 2013 Employee Stock Option and Incentive Plan, as amended (the “2013 Plan”), all of which will become eligible for sale in the public market to the extent permitted by any applicable vesting requirements or Rule 144 under the Securities Act. Additionally, the amount of common shares reserved from future issuance under our 2013 Plan will be subject to further increase pursuant to the 2013 Plan Increase upon the closing of this offering. In addition, 9,221 shares of our common stock held by Mr. James Atkinson, our current President and Chief Business Officer (which position the Company is eliminating effective December 31, 2019), are not subject to the 90-day director and officer lock up agreements described in the “Underwriting” section of this prospectus on page 53.

Future sales and issuances of our common stock or rights to purchase common stock, including pursuant to our equity incentive plan or otherwise, could result in dilution of the percentage ownership of our stockholders and could cause our stock price to fall.

We could need significant additional capital in the future to continue our planned operations. To raise capital, we may sell common stock, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell common stock, convertible securities or other equity securities in more than one transaction, investors in a prior transaction may be materially diluted by subsequent sales. Additionally, any such sales may result in material dilution to our existing stockholders, and new investors could gain rights, preferences and privileges senior to those of holders of our common stock. Further, any future sales of our common stock by us or resales of our common stock by our existing stockholders could cause the market price of our common stock to decline.

Moreover, in September 2019, the Company’s stockholders approved an amendment to the 2013 Plan to increase the number of shares of common stock reserved for issuance thereunder to equal 18% of the issued and outstanding shares of common stock of the Company on a fully diluted basis calculated as of the earlier of: (1) the day immediately after the consummation of the Company’s next underwritten public equity offering with gross proceeds of $5.0 million or more; or (2) December 31, 2019. As such, if the proceeds of this offering are $5.0 million or more, the number of shares of common stock reserved for issuance under our 2013 Plan will increase to an amount equal to 18% of our total outstanding shares. Any future grants of options, warrants or other securities exercisable or convertible into our common stock, under the 2013 Plan or otherwise, or the exercise or conversion of such shares, and any sales of such shares in the market, could have an adverse effect on the market price of our common stock.

We will need to raise additional funding, which may not be available on acceptable terms, or at all. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate our product development efforts or other operations.

Developing our products is expensive, and we expect our research and development expenses to increase substantially in connection with our ongoing activities. We will continue to require substantial funds to support our clinical trials and fund our efforts to expand regulatory clearance or approval for our products, including in the U.S.

As of September 30, 2019, our cash and cash equivalents were $9.1 million and we held an outstanding principal balance of $32.7 million under our Term Loan Agreement (the “2017 Loan Agreement”) with affiliates of CRG LP (“CRG”). The 2017 Loan Agreement is collateralized by substantially all of our personal property, including our intellectual property. Under the 2017 Loan Agreement, we, as the borrower, are required to maintain cash and cash equivalents of $2.0 million and, each year through the end of 2022, to meet a minimum total annual revenue threshold, which as of September 30, 2019 and December 31, 2018 was $19.1 million and $21.0 million, respectively.

We expect that our cash and cash equivalents will be sufficient to fund our current operations through January 15, 2020. However, our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned, through public or private equity or debt financings, government or other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements or a combination of these approaches. In any event, we will require additional capital to obtain regulatory approval for, and to commercialize, our product candidates. Raising funds in the current economic environment may present additional challenges. Even if we believe we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations.

Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our product candidates. In addition, we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. Moreover, the terms of any financing may adversely affect the holdings or the rights of our stockholders and the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our shares to decline. The sale of additional equity or convertible securities would dilute all of our stockholders. The incurrence of indebtedness would result in increased fixed payment obligations and we may be required to agree to certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. We could also be required to seek funds through arrangements with collaborative partners or otherwise at an earlier stage than otherwise would be desirable and we may be required to relinquish rights to some of our technologies or product candidate or otherwise agree to terms unfavorable to us, any of which may have a material adverse effect on our business, operating results and prospects.

If we are unable to obtain funding on a timely basis, we may be required to significantly curtail, delay or discontinue one or more of our research or development programs or the commercialization of any product candidate or be unable to expand our operations or otherwise capitalize on our business opportunities, as desired, which could materially affect our business, financial condition and results of operations.

Our historical operating results indicate substantial doubt exists related to the Company's ability to continue as a going concern.

Our financial statements have been prepared assuming that our Company will continue as a going concern. We have incurred net losses and used significant cash in operating activities since inception and have an accumulated deficit of approximately $183.1 million and working capital of $12.8 million as of September 30, 2019. These factors raise substantial doubt about our ability to continue as a going concern and satisfying our estimated liquidity needs 12 months from the issuance of the financial statements.

If we continue to experience operating losses, and we are not able to generate additional liquidity through a capital raise or other cash infusion, while not expected, we may not be able to access additional funds under the 2017 Loan Agreement and we might need to secure additional sources of funds, which may or may not be available to us. Additionally, a failure to generate additional liquidity could negatively impact our ability to operate our business. Moreover, we currently believe that, without additional liquidity, we will not be in compliance with the covenants in the Company's credit agreement in the fourth quarter of 2019, which could result in an event of default and an acceleration of the indebtedness.

We may not be able to generate sufficient cash to service the 2017 Loan Agreement with CRG. If we fail to comply with the obligations under the 2017 Loan Agreement, CRG may be able to accelerate amounts owed under the loan agreement and may foreclose upon the assets securing our obligations.

Borrowings remaining under the 2017 Loan Agreement after the CRG Conversion continue to be secured by substantially all of our personal property, including our intellectual property. Our ability to make scheduled payments or to refinance our debt obligations depends on numerous factors, including the amount of our cash reserves and our actual and projected financial and operating performance. These amounts and our performance are subject to numerous risks, including the risks in this section, some of which may be beyond our control. We cannot assure you that we will maintain a level of cash reserves or cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our existing or future indebtedness. If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell assets or operations, seek additional capital or restructure or refinance our indebtedness. We cannot assure you that we would be able to take any of these actions, or that these actions would permit us to meet our scheduled debt service obligations. In addition, in the event of our breach of the 2017 Loan Agreement, we may be required to repay any outstanding amounts earlier than anticipated. If we fail to comply with our obligations under the 2017 Loan Agreement, the lender would be able to accelerate the required repayment of amounts due and, if they are not repaid, could foreclose upon our assets securing our obligations under the 2017 Loan Agreement.

CRG will have the right to acquire a significant percentage of our stock upon conversion of its Series B Preferred Stock and exercise of the CRG Warrants and will be able to exert significant control over matters pursuant to the protective provisions therein as well as the covenants and other restrictions in the Loan Agreement.

Upon completion of CRG Conversion, entities affiliated with CRG will have the right to acquire approximately 47.37% of our outstanding common stock on a fully-diluted basis (assuming the sale of all of the Class A Units and Class B Units offered hereby at the offering price of $1.55 per Class A Unit and $1.55 per Class B Unit and no exercise of the underwriter’s overallotment option), including shares of our to-be-designated Series B Preferred Stock and CRG Warrants, each of which are convertible or exercisable into common stock, but excluding any shares of common stock that they may purchase in this offering, and in each case subject to stockholder approval to authorize a sufficient number of Conversion Shares, Nasdaq stockholder approval requirements and beneficial ownership restrictions contained in the Series B Certificate of Designations and the CRG Warrants. Even though Series B Preferred Stock is non-voting stock, and has beneficial ownership restrictions, the Series B Certificate of Designation has protective provisions that will require CRG consent to perform certain significant company events. For example, CRG's consent would be necessary to amend our organizational documents, or approve any merger, sale of assets, or other major corporate transaction. This consent requirement could delay or prevent any acquisition of our company on terms that other stockholders may desire, and may adversely affect the market price of our common stock. CRG may have interests different than yours. For example, CRG may want us to pursue strategies that deviate from the interests of other stockholders.

The Series B Preferred Stock that will be issued upon completion of the CRG Conversion would have a liquidation preference to our common stock and the Series A Preferred Stock issued in this offering.

Upon completion of the CRG Conversion, CRG will receive shares of Series B Preferred Stock. Series B Preferred Stock has a liquidation preference that gets paid prior to any payment on our common stock (including shares issuable upon the exercise of the warrants) and Series A Preferred Stock issued in this offering. As a result, if we were to dissolve, liquidate, merge with another company or sell our assets, the holders of our Series B Preferred Stock would have the right to receive up to approximately $31.3 million from any such transaction before any amount is paid to the holders of our Series A Preferred Stock or common stock or pursuant to the redemption rights in the warrants for fundamental transactions. The payment of the liquidation preferences could result in common stockholders, Series A Preferred Stockholders and warrantholders not receiving any consideration if we were to liquidate, dissolve or wind up, either voluntarily or involuntarily.

The existence of the liquidation preferences may reduce the value of our common stock, make it harder for us to sell shares of common stock in offerings in the future, or prevent or delay a change of control. Furthermore, any conversion of Series B Preferred Stock into common stock will cause substantial dilution to our common stock holders.

We do not expect to declare or pay dividends in the foreseeable future.

We have never paid cash dividends on our common stock and have no plans to do so in the foreseeable future, which could reduce a return in your investment in us. We intend to retain any earnings to develop, carry on, and expand our business. In addition, the terms of the indebtedness of our existing credit facility also restrict us from paying cash dividends to stockholders under some circumstances. The terms of the Series B Certificate of Designation will also limit our ability to pay dividends.

We may not be able to comply with all applicable listing requirements or standards of The Nasdaq Capital Market and Nasdaq could delist our common stock.

Our common stock is currently listed on The Nasdaq Capital Market. In order to maintain that listing, we must satisfy minimum financial and other continued listing requirements and standards. One such requirement is that we maintain a minimum bid price of at least $1.00 per share for our common stock. For example, in May 2019, we received a letter from the Listing Qualifications Department of The Nasdaq Stock Market (Nasdaq) advising us that for 30 consecutive trading days preceding the date of the notice, the bid price of our common stock had closed below the $1.00 per share minimum required for continued listing on The Nasdaq Global Select Market pursuant to Nasdaq Listing Rule 5450(a)(1) (the Minimum Bid Price Requirement).

On September 18, 2019, we filed a Certificate of Amendment to our Restated Certificate of Incorporation with the Secretary of State of the State of Delaware to effect a 1-for-100 reverse stock split of our issued and outstanding common stock. The reverse stock split became effective at 5:00 p.m. Eastern Time on September 18, 2019 and our common stock began trading on a split-adjusted basis on The Nasdaq Capital Market on September 19, 2019. All issued and outstanding common stock, options and warrants exercisable for common stock, restricted stock units, preferred stock conversions into common stock and per share amounts contained in our condensed consolidated financial statements have been retrospectively adjusted.

On October 3, 2019, we were notified by Nasdaq that as of October 2, 2019 we had maintained a closing bid above $1.00 for a period of 10 consecutive trading days and therefore had regained compliance with the Minimum Bid Price Requirement. There can be no assurance that we will continue to be in compliance with the $1.00 minimum bid price requirement or comply with Nasdaq’s other continued listing standards in the future.

In addition, on May 21, 2019, we received another written notice from the Listing Qualifications Department of Nasdaq notifying us that we are not in compliance with the market value of listed securities requirements set forth in Nasdaq Listing Rule 5550(b)(2), or the alternative standards of Nasdaq Listing Rule 5550(b)(1), which requires a listed company to have minimum stockholders’ equity of $2.5 million, or Nasdaq Listing Rule 5550(b)(3), which requires a listed company to have had net income from continuing operations of at least $500,000 in the latest fiscal year or in two of the last three fiscal years. Nasdaq Listing Rule 5550(b)(2) requires listed securities to maintain a market value of at least $35 million for the previous thirty (30) consecutive business days for continued listing on The Nasdaq Capital Market. Based on our market value of listed securities for the thirty (30) consecutive business days from April 8, 2019 to May 20, 2019, we no longer meet the market value of listed securities requirement. In addition, we do not satisfy the alternative requirements of sufficient minimum stockholders’ equity or sufficient net income from continuing operations.

On November 19, 2019, we received a notice from Nasdaq that our securities would be subject to delisting from The Nasdaq Capital Market for failure to regain compliance with the market value of listed securities requirement under Nasdaq Listing Rule 5550(b)(2), unless we timely request a hearing before a Nasdaq Hearings Panel (the "Panel"). We intend to timely request a hearing before the Panel, which will stay any delisting action by Nasdaq. At the hearing, we intend to present our plan to demonstrate compliance with the market value of listed securities requirement or an alternative stockholders’ equity requirement under Nasdaq Listing Rule 5550(b)(1) or net income requirement under Nasdaq Listing Rule 5550(b)(3). There can be no assurance that the Panel will grant our request for continued listing pursuant to an exception to the market value of listed securities requirement or that we will be able to regain compliance with the market value of listed securities requirement or any alternative requirement under Nasdaq Listing Rules 5550(b)(1) or 5550(b)(3). In the event that part of our outstanding indebtedness under the 2017 Loan Agreement is converted to Series B Preferred Stock in connection with the CRG Conversion, we expect to gain compliance with the stockholders’ equity requirement under Nasdaq Listing Rule 5550(b)(1).

In the event that our common stock is not eligible for continued listing on Nasdaq or another national securities exchange, trading of our common stock could be conducted in the over-the-counter market or on an electronic bulletin board established for unlisted securities such as the Pink Sheets or the OTC Bulletin Board. In such event, it could become more difficult to dispose of, or obtain accurate price quotations for, our common stock, and there would likely also be a reduction in our coverage by security analysts and the news media, which could cause the price of our common stock to decline further. Also, it may be difficult for us to raise additional capital if we are not listed on a major exchange.

Risks Related to this Offering

There is a limited trading market for our common stock, which could make it difficult to liquidate an investment in our common stock, in a timely manner.

Our common stock is currently traded on the NASDAQ Capital Market. Because there is a limited public market for our common stock, investors may not be able to liquidate their investment whenever desired. We cannot assure that there will be an active trading market for our common stock and the lack of an active public trading market could mean that investors may be exposed to increased risk. In addition, if we failed to meet the criteria set forth in SEC regulations, various requirements would be imposed by law on broker-dealers who sell our securities to persons other than established customers and accredited investors. Consequently, such regulations may deter broker-dealers from recommending or selling our common stock, which may further affect its liquidity.

The terms of the Series A Preferred Stock, the Series A warrants, and the Series B warrants could impede our ability to enter into certain transactions or obtain additional financing.

The terms of the Series A Preferred Stock, the Series A warrants and the Series B warrants require us, upon the consummation of any “fundamental transaction” (as defined in the securities), to, among other obligations, cause any successor entity resulting from the fundamental transaction to assume all of our obligations under the Series A Preferred Stock, the Series A warrants and the Series B warrants and the associated transaction documents. In addition, holders of Series A Preferred Stock, Series A warrants and Series B warrants are entitled to participate in any fundamental transaction on an as-converted or as-exercised basis, which could result in the holders of our common stock receiving a lesser portion of the consideration from a fundamental transaction. The terms of the Series A Preferred Stock, the Series A warrants and the Series B warrants could also impede our ability to enter into certain transactions or obtain additional financing in the future.

You will experience immediate and substantial dilution as a result of this offering and may experience additional dilution in the future.

Since the effective price per share of common stock or common stock issuable upon exercise of the Series A warrants and the Series B warrants, conversion of the Series A Preferred Stock being offered, exercise of the CRG Warrants or conversion of the Series B Preferred Stock being issued to CRG in connection with the CRG Conversion is substantially higher than the net tangible book deficit per share of our common stock outstanding prior to this offering, you will suffer immediate and substantial dilution in the net tangible book value of the common stock issued in this offering, or of the common stock issuable upon the exercise of the warrants, or the conversion of the Series A Preferred Stock issued in this offering or exercise of the CRG Warrants or conversion of the Series B Preferred Stock issued to CRG in connection with the CRG Conversion. After giving effect to the sale by us of units offered in this offering at a public offering price of $1.55 per unit, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, investors in this offering can expect an immediate dilution of approximately $2.61 per share. See “Dilution” below for a more detailed discussion of the dilution you will incur if you purchase common stock, Series A Preferred Stock, Series A warrants or Series B warrants in the offering. In addition, the conversion of shares of Series A Preferred Stock and Series B Preferred Stock, and the exercise of the Series A warrants and Series B warrants in this offering and the CRG Warrants, will result in the issuance of additional shares of common stock that will result in significant dilution to holders of our common stock.

Management will have broad discretion as to the use of the proceeds from this offering and may not use the proceeds effectively.

Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that may not improve our results of operations or enhance the value of our common stock. Our failure to apply these funds effectively could have a material adverse effect on our business and cause the price of our common stock to decline.

The Series A Preferred Stock, Series A warrants and Series B warrants will not be listed on any securities exchange and as such there will not be a public market for such securities.

There is no established public trading market for the Series A Preferred Stock, Series A warrants or Series B warrants, and we do not expect a market to develop. In addition, we do not intend to apply for listing of the Series A Preferred Stock, Series A warrants or Series B warrants on any securities exchange or trading system. Without an active market, the liquidity of the Series A Preferred Stock, Series A warrants and Series B warrants will be limited, and investors may be unable to liquidate their investments in the Series A Preferred Stock, Series A warrants and Series B warrants.

The offering price will be set by our Board of Directors and does not necessarily indicate the actual or market value of our common stock.

Our Board of Directors will approve the offering price and other terms of this offering after considering, among other things: the number of shares authorized in our certificate of incorporation; the current market price of our common stock; trading prices of our common stock over time; the volatility of our common stock; our current financial condition and the prospects for our future cash flows; the availability of and likely cost of capital of other potential sources of capital; and market and economic conditions at the time of the offering. The offering price is not intended to bear any relationship to the book value of our assets or our past operations, cash flows, losses, financial condition, net worth or any other established criteria used to value securities. The offering price may not be indicative of the fair value of the common stock.

The Series A warrants and Series B warrants may not have any value.

The Series A warrants will be exercisable for one year from the date of issuance at an initial exercise price per share of $1.55 and Series B warrants will be exercisable for five years from the date of issuance at an initial exercise price per share of $1.55. In the event that the price of a share of our common stock does not exceed the exercise price of the Series A warrants or the Series B warrants during the period when such warrants are exercisable, the Series A warrants and/or the Series B warrants may not have any value.

A Series A warrant or Series B warrant does not entitle the holder to any rights as common stockholders until the holder exercises such warrant for shares of our common stock.

Until you acquire shares of our common stock upon exercise of your Series A warrants or Series B warrants, the warrants will not provide you any rights as a common stockholder. Upon exercise of your Series A warrants or Series B warrants, you will be entitled to exercise the rights of a common stockholder only as to matters for which the record date occurs on or after the exercise date.

We are reviewing strategic alternatives and there can be no assurance that we will be successful in identifying or completing any strategic transaction, that any such strategic transaction will result in additional value for our stockholders or that the process will not have an adverse impact on our business.

We have engaged an investment bank to conduct a review of strategic alternatives in an effort to maximize stockholder value. We have not set a timetable for completion of this exploratory process and cannot provide any assurances that the process will result in the consummation of a strategic transaction of any kind, or that we will not abandon the process. We do not intend to discuss or disclose further developments during this process unless and until our board of directors has approved a specific action or we otherwise determine that further disclosure is appropriate. The process of reviewing strategic alternatives may be time consuming and disruptive to our business operations and, if we are unable to effectively manage the process, our business, financial condition and results of operations could be adversely affected. We could incur substantial expenses associated with identifying, evaluating and negotiating potential strategic alternatives. There can be no assurance that any potential transaction or other strategic alternative, if consummated, will provide greater value to our stockholders than that reflected in the current price of our common stock. Until the review process is concluded, perceived uncertainties related to our future may result in the loss of potential business opportunities and volatility in the market price of our common stock and may make it more difficult for us to attract and retain qualified personnel and business partners.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, or the Exchange Act. All statements other than statements of historical facts contained in this prospectus, including statements regarding our anticipated future clinical and regulatory events, future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. Forward looking statements are generally written in the future tense and/or are preceded by words such as “may,” “will,” “should,” “forecast,” “could,” “expect,” “suggest,” “believe,” “estimate,” “continue,” “anticipate,” “intend,” “plan,” or similar words, or the negatives of such terms or other variations on such terms or comparable terminology.

In particular, forward-looking statements include statements relating to future actions, prospective products, applications, customers and technologies and future performance or future financial results. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from our historical experience and our present expectations or projections. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

●	our limited cash and our history of losses;

●	our ability to achieve profitability;

●	our limited operating history;

●	emerging competition and rapidly advancing technology;

●	whether we are successful in having our medical device approved or cleared for sale by the U.S. Food and Drug Administration, or the FDA, for all indications sought;

●	whether demand develops for our medical device;

●	the impact of competitive or alternative products, technologies and pricing;

●	the adequacy of protection afforded to us by the patents that we own and the cost to us of maintaining, enforcing and defending those patents;

●	our ability to obtain, expand and maintain patent protection in the future, and to protect our non-patented intellectual property;

●	our exposure to, and ability to defend against, third-party claims and challenges to our patents, copyrights, and other intellectual property rights;

●	our exposure to, and ability to defend against, claims related to any third party intellectual property rights;

●	our ability to obtain adequate financing in the future, as and when we need it;

●	our ability to use the proceeds from this offering as discussed in the section entitled “Use of Proceeds;”

●	our ability to regain compliance with The Nasdaq Capital Market continued listing standards;

●	our ability to successfully execute a new sales and marketing strategy in the United States;

●	our ability to continue as a going concern;

●	our success at managing the risks involved in the foregoing items; and

●	other factors discussed in this prospectus supplement and the accompanying prospectus and the documents incorporated by reference herein and therein.

These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including without limitation the risks described in “Risk Factors” in this prospectus and the documents incorporated by reference herein. These risks are not exhaustive. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. We cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. We assume no obligation to update or supplement forward-looking statements, except as may be required under applicable law.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of securities in this offering will be approximately $8.72 million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriter exercises its over-allotment option in full, we estimate that our net proceeds will be approximately $10.12 million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any additional proceeds from any future conversions of the Series A Preferred Stock. We will only receive additional proceeds from the exercise of the Series A warrants or the Series B warrants issuable in connection with this offering if such warrants are exercised and the holders of such warrants pay the exercise price in cash upon such exercise and do not utilize the cashless exercise provision of the warrants.

We intend to use the net proceeds from this offering to support the continued commercialization of our products in North America and internationally, to obtain additional regulatory clearances and to conduct the VIVEVE II Sexual Function and LIBERATE – International and LIBERATE – U.S. SUI clinical trials and for general corporate and working capital purposes.

Even if we sell all of the securities in this offering, we will still need to obtain additional financing in the future in order to fully fund our business through the FDA regulatory clearance or approval process. We may elect to seek such additional financing through public or private equity, debt offerings or other sources, including collaborative or other arrangements with corporate partners, or through refinancing or increasing the lines of credit under our existing credit facility. There can be no assurance we will be able to obtain such additional financing or that such additional financing will be on terms that are favorable to us. Although we currently anticipate that we will use the net proceeds of this offering as described above, there may be circumstances where a reallocation of funds may be necessary. The amounts and timing of our actual expenditures will depend upon numerous factors, including the progress of our development and commercialization efforts, the progress of our clinical trials, whether or not we enter into strategic collaborations or partnerships and our operating costs and expenditures. Accordingly, our management will have significant flexibility in applying the net proceeds of this offering without your approval or consent.

The costs and timing of regulatory approval, particularly conducting clinical trials, are highly uncertain, are subject to substantial risks, and can often change. Accordingly, we may change the allocation of these proceeds as a result of contingencies such as the progress and results of our clinical studies and other development activities, the establishment of collaborations, our manufacturing requirements and regulatory or competitive developments.

This expected use of the net proceeds from this offering represents our intentions based upon our current plans and business conditions.

Pending the application of the net proceeds as described above or otherwise, we may invest the proceeds in short-term, investment-grade, interest-bearing securities or guaranteed obligations of the U.S. government or other securities.

MARKET FOR COMMON STOCK

The principal market on which our common stock is being traded is The Nasdaq Capital Market under the symbol “VIVE.” On November 22, 2019, the closing price as reported on The Nasdaq Capital Market of our common stock was $0.92 per share. As of November 22, 2019, we had approximately 117 holders of record of our common stock.

DIVIDEND POLICY

We have not paid dividends on our common stock, and we do not currently anticipate paying any dividends on our common stock in the foreseeable future. Any future determination as to our dividend policy will be made at the discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, legal requirements, covenants in future debt agreements and other factors our board of directors deems relevant. The terms of the indebtedness of our existing credit facility also restrict us from paying cash dividends to our stockholders under some circumstances. The terms of the Series B Certificate of Designation will also limit our ability to pay dividends. See “Risk Factors—We do not expect to declare or pay dividends in the foreseeable future.”

DILUTION

If you purchase shares in this offering, your interest will be diluted to the extent of the difference between the public offering price per share of common stock and warrant and the net tangible book value per share of our common stock after this offering. Our net tangible book value as of September 30, 2019 was approximately $(14.8) million, or $(10.06) per share. Net tangible book value per share is determined by dividing our total tangible assets, less total liabilities, by the number of shares of our common stock outstanding as of September 30, 2019. Dilution with respect to net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of our common stock immediately after this offering.

After giving effect to (i) the sale by us in this offering of 978,202 Class A Units at a public offering price of $1.55 per Class A Unit and 5,473,410 Class B Units at an offering price of $1.55 per Class B Unit, and assuming all shares of Series A Preferred Stock included in the Class B Units were converted to common stock, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses that we will pay and (ii) the conversion of $29.0 million of our outstanding indebtedness under the 2017 Loan Agreement and related obligations into an aggregate of 31,300 shares of newly designated Series B Preferred Stock after the closing of this offering, which shares shall be convertible into 20,457,516 shares of common stock, our net tangible book value as of September 30, 2019 would have been approximately $22.9 million. The pro forma net tangible book value attributable to common stock, which excludes the value allocated to the Series B Preferred Stock would have been $(8.4) million, or $(1.06) per share of common stock. This amount represents an immediate increase in net tangible book value of $9.00 per share to existing stockholders and an immediate dilution of $2.61 per share to purchasers in this offering.

The following table illustrates the dilution:

Offering price per Class A and Class B Units		$1.55
Net tangible book value per share of common stock as of September 30, 2019	$(10.06)
Increase per share of common stock attributable to new investors	$9.00
Pro forma net tangible book value attributable to common stock per share after this offering		$(1.06)
Dilution per share of common stock to new investors		$2.61

The above table is based on 1,469,789 shares of common stock outstanding as of September 30, 2019, and excludes as of that date:

●	50,471 shares of common stock issuable upon the exercise of stock options outstanding as of September 30, 2019, at a weighted-average exercise price of $298.99 per share;

●	5,549 shares of warrants to purchase common stock as of September 30, 2019;

●

11,770 shares of common stock reserved for future issuance under the Viveve Medical, Inc. Amended and Restated 2013 Stock Option and Incentive Plan as of September 30, 2019, along with any additional shares that may be reserved for future issuance under the 2013 Plan Increase (as defined below);

●	1,392 shares of common stock that are available for future issuance under the Viveve Medical, Inc. 2017 Employee Stock Purchase Plan as of September 30, 2019; and

●	20,457,516 shares of common stock issuable upon conversion of the Series B Preferred Stock and 9,381,442 shares of common stock issuable upon exercise of the CRG Warrants to be issued in connection with the CRG Conversion.

The information in the table above gives effect to the 1-for-100 reverse stock split of all of our outstanding shares of common stock effected on September 18, 2019.

If the underwriter exercises in full its over-allotment option, our net tangible book value per share after giving effect to this offering would be approximately $24.3 million. The pro forma net tangible book value attributable to common stock, which excludes the value allocated to the Series B Preferred Stock would have been $(7.0) million, or $(0.79) per share of common stock, which amount represents an immediate increase in net tangible book value of $9.27 per share of common stock to existing stockholders and a dilution to new investors of $2.34 per share of common stock.

If we issue any additional shares in connection with outstanding options or warrants, there will be additional dilution.

To the extent that outstanding options as of September 30, 2019 have been or may be exercised, investors purchasing our common stock in this offering may experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity, the issuance of these securities could result in further dilution to our stockholders.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of September 30, 2019 on:

●	an actual basis; and

●

on a pro forma basis to give effect to (i) the sale by us in this offering of 978,202 Class A Units, at the public offering price of $1.55 per Class A Unit and 5,473,410 Class B Units, at the public offering price of $1.55 per Class B Unit, assuming conversion of all shares of Series A Preferred Stock included in the Class B Units, after deducting underwriting discounts and commissions and estimated offering expenses payable by us and (ii) the conversion of a total of $29.0 million of the outstanding principal amount of indebtedness under the 2017 Loan Agreement into shares of our to-be-designated Series B Preferred Stock.

The pro forma information set forth in the table below is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our financial statements for the periods ended September 30, 2019 and 2018, and the related notes thereto, included by reference in this prospectus.

	As of September 30, 2019
	Actual	Pro Forma
	(in thousands)
Cash, cash equivalents and restricted cash	9,086	17,801
Long term debt obligations	31,694	2,713
Stockholders’ equity (deficit):
Preferred Stock, par value $0.0001; 10,000,000 shares authorized; 0 shares of Series A issued and outstanding, actual; 0 shares of Series A issued and outstanding, pro forma; 0 shares of Series B issued and outstanding, actual; 31,300 shares of Series B issued and outstanding, pro forma	-	-
Common Stock, par value $0.0001; 75,000,000 shares authorized; 1,469,789 shares issued and outstanding, actual; 7,921,401 shares issued and outstanding, pro forma	-	1
Additional paid-in capital	168,304	208,318
Accumulated deficit	(183,094)	(185,413)
Total stockholders’ equity (deficit)	(14,790)	22,906

The number of shares to be outstanding immediately after giving effect to this offering as shown above is based on 1,469,789 shares of common stock outstanding as of September 30, 2019, and excludes as of that date:

●	50,471 shares of common stock issuable upon the exercise of stock options outstanding as of September 30, 2019, at a weighted-average exercise price of $298.99 per share;

●	5,549 shares of warrants to purchase common stock as of September 30, 2019;

●

11,770 shares of common stock reserved for future issuance under the Viveve Medical, Inc. Amended and Restated 2013 Stock Option and Incentive Plan as of September 30, 2019, along with any additional shares that may be reserved for future issuance under the 2013 Plan Increase;

●	1,392 shares of common stock that are available for future issuance under the Viveve Medical, Inc. 2017 Employee Stock Purchase Plan as of September 30, 2019; and

●	31,300 shares of Series B Preferred Stock, 20,457,516 shares of common stock issuable upon conversion of the Series B Preferred Stock and 9,381,442 shares of common stock issuable upon the exercise of the CRG Warrants to be issued in connection with the CRG Conversion.

The information above gives effect to the 1-for-100 reverse stock split of all of our outstanding shares of common stock effected on September 18, 2019.

DESCRIPTION OF SECURITIES

General

We are authorized to issue up to 75,000,000 shares of common stock, $0.0001 par value per share, and 10,000,000 shares of preferred stock, $0.0001 par value per share.

As of November 22, 2019, a total of 1,477,529 shares of our common stock were issued and outstanding, and no shares of our preferred stock were issued and outstanding.

Common Stock

The holders of common stock are entitled to one vote per share. Our Certificate of Incorporation does not expressly prohibit cumulative voting. The holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of legally available funds. Upon liquidation, dissolution or winding-up, the holders of our common stock are entitled to share ratably in all assets that are legally available for distribution. The holders of our common stock have no preemptive, subscription, redemption or conversion rights.

The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of any series of preferred stock, which may be designated solely by action of the board of directors and issued in the future.

Preferred Stock

Our board of directors is authorized, subject to any limitations prescribed by law, without further vote or action by our stockholders, to issue from time to time shares of preferred stock in one or more series. The directors may from time to time by resolution passed before the issue of any preferred stock of any particular series, fix the number of shares of preferred stock of any particular series, determine the designation of the shares of preferred stock of that series and create, define and attach special rights and restrictions to the shares of preferred stock of that series including, but without in any way limiting or restricting the generality of the foregoing: the rate or amount of dividends, whether cumulative, non-cumulative or partially cumulative; the dates, places and currencies of payment thereof; the consideration for, and the terms and conditions of, any purchase for cancellation or redemption thereof, including redemption after a fixed term or at a premium; conversion or exchange rights or rights of retraction (provided that any such conversion or exchange rights or rights of retraction shall be in accordance with the provisions existing at the time of creation of such series relating to conversion, exchange, or retraction as prescribed by the policies of any stock exchange on which our shares are then listed); the terms and conditions of any share purchase plan or sinking fund; and voting rights and restrictions.

Holders of preferred stock will be entitled, on the distribution of our assets or in the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, or on any other distribution of our assets among our stockholders for the purpose of winding-up our affairs, to receive before any distribution to be made to holders of common stock or any other shares of stock ranking junior to the preferred stock with respect to repayment of capital, but after any distributions shall be made on any Series B Preferred Stock or any of our existing or future indebtedness, the amount due to the holders of preferred stock in accordance with our Certificate of Incorporation with respect to each share of preferred stock held by them, together with all accrued and unpaid cumulative dividends, (if any and if preferential) thereon, and all declared and unpaid non-cumulative dividends (if any and if preferential) thereon.

Except for voting rights that may be attached to any series of the preferred stock by the directors, holders of preferred stock will not be entitled to vote at any meeting of our stockholders. Holders of preferred stock will be given notice of and be invited to attend meetings of our voting stockholders.

It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of our common stock until the board of directors determines the specific rights of the holders of our preferred stock. However, the effects might include, among other things:

●	impairing dividend rights of our common stock;

●	diluting the voting power of our common stock;

●	impairing the liquidation rights of our common stock; and

●	delaying or preventing a change of control without further action by our stockholders.

Securities to be Issued in this Offering

Units

We are offering Class A Units, with each Class A Unit consisting of one share of common stock, a Series A warrant to purchase one share of our common stock at an exercise price per share of $1.55 and a Series B warrant to purchase one share of our common stock at an exercise price per share of $1.55, together with the shares of common stock underlying such warrants, at the public offering price of $1.55 per Class A Unit. The Class A Units will not be certificated and the shares of common stock and warrants constituting such units are immediately separable and will be issued separately in this offering.

We are also offering to those purchasers whose purchase of Class A Units in this offering would result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding common stock following the consummation of this offering, the opportunity to purchase, in lieu of the number of Class A Units that would result in ownership in excess of 4.99% (or, at the election of the purchaser, 9.99%), Class B Units. Each Class B Unit will consist of one share of Series A Preferred Stock, par value $0.0001 per share, convertible into one share of common stock, a Series A warrant to purchase one share of our common stock at an exercise price per share of $1.55 and a Series B warrant to purchase one share of our common stock at an exercise price per share of $1.55, together with the shares of common stock underlying such shares of Series A Preferred Stock and warrants, at the public offering price of $1.55 per Class B Unit. The Class B Units will not be certificated and the shares of Series A Preferred Stock and the warrants constituting such units are immediately separable and will be issued separately in this offering.

Series A Preferred Stock

General. In connection with this offering, our board of directors will designate shares of our preferred stock as Series A Preferred Stock. The preferences and rights of the Series A Preferred Stock will be as set forth in a Certificate of Designation (the “Series A Certificate of Designation”) to be filed as an exhibit to the registration statement of which this prospectus is a part.

Conversion. Each share of Series A Preferred Stock will be convertible at any time at the holder’s option into one share of common stock, which conversion ratio will be subject to adjustment for stock splits, stock dividends, distributions, subdivisions and combinations. Notwithstanding the foregoing, the Series A Certificate of Designation will further provide that we shall not effect any conversion of the Series A Preferred Stock, with certain exceptions, to the extent that, after giving effect to an attempted conversion, the holder of Series A Preferred Stock (together with such holder’s affiliates, and any persons acting as a group together with such holder or any of such holder’s affiliates) would beneficially own a number of shares of Common Stock in excess of 4.99% (or, at the election of the purchaser prior to the date of issuance, 9.99%) of the shares of our common stock then outstanding after giving effect to such exercise (the “Series A Preferred Stock Beneficial Ownership Limitation”).

Liquidation Preference. In the event of a liquidation, the holders of Series A Preferred Stock will be entitled to participate on an as-converted-to-common-stock basis with holders of the common stock in any distribution of assets of the Company to the holders of the common stock.

Voting Rights. With certain exceptions, as described in the Series A Certificate of Designation, the Series A Preferred Stock will have no voting rights. However, as long as any shares of Series A Preferred Stock remain outstanding, the Series A Certificate of Designation will provide that we shall not, without the affirmative vote of holders of a majority of the then-outstanding shares of Series A Preferred Stock: (a) alter or change adversely the powers, preferences or rights given to the Series A Preferred Stock or alter or amend the Series A Certificate of Designation, (b) increase the number of authorized shares of Series A Preferred Stock or (c) effect a stock split or reverse stock split of the Series A Preferred Stock or any like event.

Dividends. The Series A Certificate of Designation will provide, among other things, that we shall not pay any dividends on shares of common stock (other than dividends in the form of common stock) unless and until such time as we pay dividends on each share of Series A Preferred Stock on an as-converted basis. Other than as set forth in the previous sentence, the Series A Certificate of Designation will provide that no other dividends shall be paid on shares of Series A Preferred Stock and that we shall pay no dividends (other than dividends in the form of common stock) on shares of common stock unless we simultaneously comply with the previous sentence.

Repurchase Restrictions. The Series A Certificate of Designation will not provide for any restriction on the repurchase of Series A Preferred Stock by us while there is any arrearage in the payment of dividends on the Series A Preferred Stock. There will be no sinking fund provisions applicable to the Series A Preferred Stock.

Redemption. We will not be obligated to redeem or repurchase any shares of Series A Preferred Stock. Shares of Series A Preferred Stock will not otherwise be entitled to any redemption rights or mandatory sinking fund or analogous fund provisions. Furthermore, Series A Preferred Stock does not have a termination date and can therefore be held perpetually.

Exchange Listing. We do not intend to apply for listing of the Series A Preferred Stock on any securities exchange or other trading system.

Forum Selection and Waiver of Trial by Jury. The Series A Certificate of Designation sets the state and federal courts sitting in the City of Wilmington (the “Delaware Courts”) or the state and federal courts sitting in the City of New York, Borough of Manhattan (the “New York Courts”) as the non-exclusive forum for any legal proceedings concerning the interpretation, enforcement and defense of the transactions contemplated by the Series A Certificate of Designation (the “DE and NY Forum Provision”); provided, however, that this DE and NY Forum Provision does not apply to any actions arising under the Securities Act or the Exchange Act. The DE and NY Forum Provision may impose additional litigation costs on stockholders in pursuing such claims, particularly if the stockholders do not reside in or near the States of Delaware or New York. Additionally, the DE and NY Forum Provision may limit our stockholders' ability to bring a claim in a judicial forum that they find favorable for disputes arising under the Series A Certificate of Designation, which may discourage the filing of such lawsuits. The purchasers of Series A Preferred Stock also waive, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to the Series A Certificate of Designation; provided, however, that this waiver does not apply to any actions arising under the Securities Act or the Exchange Act. The waiver of a trial by jury may disadvantage a purchaser of the Series A Preferred Stock to the extent a judge might be less likely than a jury to resolve an action in the purchaser’s favor. Further, if a court were to find this DE and NY Forum Provision or the waiver of jury trial inapplicable to, or unenforceable in respect of, an action or proceeding against us, then we may incur additional costs associated with resolving these matters, which could adversely affect our business and financial condition.

Series A Warrants

General. The material terms and provisions of the Series A warrants being offered pursuant to this prospectus are summarized below. This summary of some provisions of the Series A warrants is not complete. For the complete terms of the Series A warrants, you should refer to the form of warrant to be filed as an exhibit to the registration statement of which this prospectus is a part. Pursuant to a warrant agency agreement between us and VStock Transfer, as warrant agent, the Series A warrants will be issued in book-entry form and shall initially be represented only by one or more global warrants deposited with the warrant agent, as custodian on behalf of The Depository Trust Company, or DTC, and registered in the name of Cede & Co., a nominee of DTC, or as otherwise directed by DTC.

Exercise of Series A Warrants. Each Class A Unit and each Class B Unit includes a Series A warrant to purchase one share of our common stock, with an exercise price equal to $1.55 per share at any time for up to one (1) year from the date of issuance of the Series A warrants. Each Series A warrant is exercisable into one share of common stock. The Series A warrants issued in this offering will be governed by the terms of a global warrant held in book-entry form. The holder of a Series A warrant will not be deemed a holder of our underlying common stock until such warrant is exercised.

Subject to certain limitations as described below the Series A warrants are immediately exercisable upon issuance and expire on the one (1) year anniversary of the issuance date. Subject to limited exceptions, a holder of Series A warrants will not have the right to exercise any portion of its warrants if the holder (together with such holder’s affiliates, and any persons acting as a group together with such holder or any of such holder’s affiliates) would beneficially own a number of shares of common stock in excess of 4.99% (or, at the election of the purchaser prior to the date of issuance, 9.99%) of the shares of our common stock then outstanding after giving effect to such exercise.

The exercise price and the number of shares issuable upon exercise of the Series A warrants is subject to appropriate adjustment in the event of recapitalization events, stock dividends, stock splits, stock combinations, reclassifications, reorganizations or similar events affecting our common stock. The exercise price of the Series A warrants is subject to appropriate adjustment in the event of subsequent equity sales of common stock or securities convertible into common stock for an exercise price per share less than the exercise price per share of the Series A warrants then in effect. The warrant holders must pay the exercise price in cash upon exercise of the Series A warrants, unless such warrant holders are utilizing the cashless exercise provision of the warrants.

Upon the holder’s exercise of a Series A warrant, we will issue the shares of common stock issuable upon exercise of the Series A warrant within two trading days following our receipt of a notice of exercise, provided that payment of the exercise price has been made (unless exercised to the extent permitted via the “cashless” exercise provision). Prior to the exercise of any Series A warrants to purchase common stock, holders of such warrants will not have any of the rights of holders of the common stock purchasable upon exercise, including the right to vote, except as set forth therein.

Warrant holders may exercise the Series A warrants only if the issuance of the shares of common stock upon exercise of such warrants is covered by an effective registration statement, or an exemption from registration is available under the Securities Act and the securities laws of the state in which the holder resides. We intend to use commercially reasonable efforts to have the registration statement, of which this prospectus forms a part, effective when the Series A warrants are exercised. The warrant holders must pay the exercise price in cash upon exercise of the Series A warrants unless there is not an effective registration statement or, if required, there is not an effective state law registration or exemption covering the issuance of the shares underlying the Series A warrants (in which case, such warrants may only be exercised via a “cashless” exercise provision).

Fundamental Transaction. In the event we consummate a merger or consolidation with or into another person or other reorganization event in which our common stock are converted or exchanged for securities, cash or other property, or we sell, lease, license, assign, transfer, convey or otherwise dispose of all or substantially all of our assets or we or another person acquire 50% or more of our outstanding shares of common stock, then following such event, the holders of the Series A warrants will be entitled to receive upon exercise of such warrants the same kind and amount of securities, cash or property which the holders would have received had they exercised their warrants immediately prior to such fundamental transaction. Any successor to us or surviving entity shall assume the obligations under the Series A warrants. Additionally, as more fully described in the Series A warrants, in the event of certain fundamental transactions, the holders of the Series A warrants will be entitled to receive consideration in an amount equal to the Black Scholes value of such warrants on the date of consummation of such transaction.

Exchange Listing. We do not intend to apply for listing of the Series A warrants on any securities exchange or other trading system.

Forum Selection. The Series A Warrant sets the state and federal courts sitting in the City of New York, Borough of Manhattan as the exclusive forum for any legal proceedings concerning the interpretation, enforcement and defense of the transactions contemplated by the Series A Warrant (the “New York Forum Provision”); provided, however, that this New York Forum Provision does not apply to any actions arising under the Securities Act or the Exchange Act. The New York Forum Provision may impose additional litigation costs on stockholders in pursuing such claims, particularly if the stockholders do not reside in or near the State of New York. Additionally, the New York Forum Provision may limit our stockholders' ability to bring a claim in a judicial forum that they find favorable for disputes arising under the Series A Warrant, which may discourage the filing of such lawsuits.

Series B Warrants

General. The material terms and provisions of the Series B warrants being offered pursuant to this prospectus are summarized below. This summary of some provisions of the Series B warrants is not complete. For the complete terms of the Series B warrants, you should refer to the form of warrant to be filed as an exhibit to the registration statement of which this prospectus is a part. Pursuant to a warrant agency agreement between us and VStock Transfer, as warrant agent, the Series B warrants will be issued in book-entry form and shall initially be represented only by one or more global warrants deposited with the warrant agent, as custodian on behalf of The Depository Trust Company, or DTC, and registered in the name of Cede & Co., a nominee of DTC, or as otherwise directed by DTC.

Exercise of Series B Warrants. Each Class A Unit and each Class B Unit includes a Series B warrant to purchase one share of our common stock, with an exercise price equal to $1.55 per share at any time for up to five (5) years from the date of issuance of the Series B warrants. Each Series B warrant is exercisable into one share of common stock. The Series B warrants issued in this offering will be governed by the terms of a global warrant held in book-entry form. The holder of a Series B warrant will not be deemed a holder of our underlying common stock until such warrant is exercised.

Subject to certain limitations as described below the Series B warrants are immediately exercisable upon issuance and expire on the five (5) year anniversary of the issuance date. Subject to limited exceptions, a holder of Series B warrants will not have the right to exercise any portion of its warrants if the holder (together with such holder’s affiliates, and any persons acting as a group together with such holder or any of such holder’s affiliates) would beneficially own a number of shares of common stock in excess of 4.99% (or, at the election of the purchaser prior to the date of issuance, 9.99%) of the shares of our common stock then outstanding after giving effect to such exercise.

The exercise price and the number of shares issuable upon exercise of the Series B warrants is subject to appropriate adjustment in the event of recapitalization events, stock dividends, stock splits, stock combinations, reclassifications, reorganizations or similar events affecting our common stock. The exercise price of the Series B warrants is subject to appropriate adjustment in the event of subsequent equity sales of common stock or securities convertible into common stock for an exercise price per share less than the exercise price per share of the Series B warrants then in effect. The warrant holders must pay the exercise price in cash upon exercise of the Series B warrants, unless such warrant holders are utilizing the cashless exercise provision of the warrants.

Upon the holder’s exercise of a Series B warrant, we will issue the shares of common stock issuable upon exercise of such warrant within two trading days following our receipt of a notice of exercise, provided that payment of the exercise price has been made (unless exercised to the extent permitted via the “cashless” exercise provision). Prior to the exercise of any Series B warrants to purchase common stock, holders of such warrants will not have any of the rights of holders of the common stock purchasable upon exercise, including the right to vote, except as set forth therein.

Warrant holders may exercise Series B warrants only if the issuance of the shares of common stock upon exercise of the Series B warrants is covered by an effective registration statement, or an exemption from registration is available under the Securities Act and the securities laws of the state in which the holder resides. We intend to use commercially reasonable efforts to have the registration statement, of which this prospectus forms a part, effective when the Series B warrants are exercised. The warrant holders must pay the exercise price in cash upon exercise of the Series B warrants unless there is not an effective registration statement or, if required, there is not an effective state law registration or exemption covering the issuance of the shares underlying such warrants (in which case, such warrants may only be exercised via a “cashless” exercise provision).

Fundamental Transaction. In the event we consummate a merger or consolidation with or into another person or other reorganization event in which our common stock are converted or exchanged for securities, cash or other property, or we sell, lease, license, assign, transfer, convey or otherwise dispose of all or substantially all of our assets or we or another person acquire 50% or more of our outstanding shares of common stock, then following such event, the holders of the Series B warrants will be entitled to receive upon exercise of such warrants the same kind and amount of securities, cash or property which the holders would have received had they exercised their Series B warrants immediately prior to such fundamental transaction. Any successor to us or surviving entity shall assume the obligations under the Series B warrants. Additionally, as more fully described in the Series B warrants, in the event of certain fundamental transactions, the holders of such warrants will be entitled to receive consideration in an amount equal to the Black Scholes value of the Series B warrants on the date of consummation of such transaction.

Exchange Listing. We do not intend to apply for listing of the Series B warrants on any securities exchange or other trading system.

Forum Selection. The Series B Warrant sets the state and federal courts sitting in the City of New York, Borough of Manhattan as the exclusive forum for any legal proceedings concerning the interpretation, enforcement and defense of the transactions contemplated by the Series B Warrant (the “New York Forum Provision”); provided, however, that this New York Forum Provision does not apply to any actions arising under the Securities Act or the Exchange Act. The New York Forum Provision may impose additional litigation costs on stockholders in pursuing such claims, particularly if the stockholders do not reside in or near the State of New York. Additionally, the New York Forum Provision may limit our stockholders' ability to bring a claim in a judicial forum that they find favorable for disputes arising under the Series B Warrant, which may discourage the filing of such lawsuits.

Outstanding Warrants

As of September 30, 2019, we have warrants issued and outstanding for the purchase of up to 5,549 shares of our common stock, at exercise prices ranging from $272.00 to $950.00 per share.

Outstanding Options and Awards

Stock Options

The Company has issued equity awards in the form of stock options and restricted stock awards (“RSAs”) from two employee benefit plans. The plans include the Viveve Amended and Restated 2006 Stock Plan (the “2006 Plan”) and the Company’s Amended and Restated 2013 Stock Option and Incentive Plan (the “2013 Plan”). The following number of shares and exercise prices are adjusted accordingly for the 1-for-100 reverse stock split effected by us on September 18, 2019.

As of September 30, 2019, there are outstanding stock option awards issued from the 2006 Plan covering a total of 104 shares of the Company’s common stock and no shares are available for future awards. The weighted average exercise price of the outstanding stock options is $992.00 per share and the weighted average remaining contractual term is 3.34 years.

As of September 30, 2019, there are outstanding stock option awards issued from the 2013 Plan covering a total of 50,367 shares of the Company’s common stock and there remain reserved for future awards 11,770 shares of the Company’s common stock. The weighted average exercise price of the outstanding stock options is $297.56 per share, and the remaining contractual term is 8.30 years.

In January 2019, the board of directors approved the 2019 evergreen provision increasing the total stock reserved for issuance under the 2013 Plan by 20,431 shares from 49,140 shares to a total of 69,571 shares, which was effective January 1, 2019.

In September 2019, the Company’s stockholders approved an amendment to the 2013 Plan to increase the number of shares of common stock reserved for issuance thereunder to equal 18% of the issued and outstanding shares of common stock of the Company on a fully diluted basis calculated as of the earlier of: (1) the day immediately after the consummation of the Company’s next underwritten public equity offering with gross proceeds of $5.0 million or more; or (2) December 31, 2019. As such, if the proceeds of this offering are $5.0 million or more, the number of shares of common stock reserved for issuance under our 2013 Plan will increase to an amount equal to 18% of our total outstanding shares.

Restricted Stock Awards (‘RSA”)

As of September 30, 2019, there are 3,432 shares of unvested restricted stock outstanding that have been granted pursuant to RSAs.

2017 Employee Stock Purchase Plan

As of September 30, 2019, the remaining shares available for issuance under our 2017 Employee Stock Purchase Plan were 1,392 shares.

Quotation on the NASDAQ Capital Market

Our common stock is being traded is The Nasdaq Capital Market under the symbol “VIVE.” We do not intend to list the warrants or the Series A Preferred Stock on any securities exchange or other trading market.

Transfer Agent

The transfer agent of our common stock is VStock Transfer, LLC. Their address is 18 Lafayette Place, Woodmere, NY 11598.

Indemnification of Directors and Officers

Indemnification Provisions included in our Delaware Certificate of Incorporation and Bylaws

Following our change of domicile to Delaware, we were governed by a certificate of incorporation and bylaws (the “DGCL bylaws”) prepared under the Delaware General Corporation Law (the “DGCL”) and approved by our stockholders at the Annual and Special Meeting of Stockholders held on July 22, 2015.

Article X of the certificate of incorporation provides that a director shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to us or our stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. Article X also provides that if the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended. Any repeal or modification of Article X by our stockholders will not adversely affect any right or protection of a director existing at the time of such repeal or modification.

The DGCL bylaws provide that each of our directors and officers shall be indemnified and held harmless by us to the fullest extent authorized by the DGCL, as the DGCL exists or may be amended (but, in the case of any such amendment, only to the extent that such amendment permits us to provide broader indemnification rights than such law permitted prior to such amendment) against any and all Expenses (as defined in the DGCL bylaws), judgments, penalties, damages, liabilities, losses, excise taxes, fines and amounts reasonably paid in settlement that are incurred by the director or officer or on the director’s or officer’s behalf in connection with any threatened, pending or completed Proceeding (as defined in the DGCL bylaws) or any claim, issue or matter therein, which the director or officer is, or is threatened to be made, a party to or participant in by reason of his or her service as our director or officer or as a director or officer of any of our subsidiaries, so long as the director or officer acted in good faith and in a manner reasonably believed to be in or not opposed to our best interests and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

However, for any action or suit by or in the right of the Company, the indemnification will be limited to Expenses actually and reasonably incurred by the director or officer. Furthermore, no indemnification under such circumstances will be made in respect of any claim, issue or matter as to which the director or officer shall have been adjudged to be liable to the Company, unless and to the extent of a determination of entitlement to indemnification by the Court of Chancery of the State of Delaware. The rights of this indemnification will continue as to a director or officer after he or she has ceased to be a director or officer and will inure to the benefit of his or her heirs, executors, administrators and personal representatives. Notwithstanding the foregoing, the Company will indemnify any director or officer seeking indemnification in connection with a Proceeding initiated by such director or officer only if such Proceeding was authorized by our board of directors, unless the Proceeding is brought to enforce an officer or director’s rights to indemnification or, in the case of directors, advancement of Expenses under the DGCL bylaws.

The DGCL bylaws also provide that employees other than officers and directors may, in the discretion of our board of directors, be indemnified by us to the fullest extent authorized by the DGCL, as the same exists or may be amended, against any or all Expenses, judgments, penalties, fines and amounts reasonably paid in settlement that are incurred by such employee or on such employee’s behalf in connection with any threatened, pending or completed Proceeding, or any claim, issue or matter therein, which such employee is, or is threatened to be made, a party to or participant in by reason of such employee’s service, so long as such employee acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The rights of indemnification provided will exist as to an employee after he or she has ceased to be an employee and will inure to the benefit of his or her heirs, personal representatives, executors and administrators. Notwithstanding the foregoing, we may indemnify any employee seeking indemnification in connection with a Proceeding initiated by the employee only if the Proceeding was authorized by our board of directors.

Article V of the DGCL bylaws requires us to advance all Expenses incurred by or on behalf of any director or officer in connection with any Proceeding within 10 days after we receive a written statement from the director or officer requesting such advance or advances from time to time, whether prior to or after final disposition of such Proceeding. Such statement must be preceded or accompanied by an undertaking by or on behalf of the officer or director to repay any Expenses so advanced if it shall ultimately be determined that the officer or director is not entitled to be indemnified against such Expenses. If a claim for advancement of Expenses is not paid in full within 10 days after receipt by us with the required undertaking, the director or officer may at any time thereafter bring suit against us to recover the unpaid amount of the claim and if successful in whole or in part, the director or officer will also be entitled to be paid the expenses of prosecuting such claim.

We may also, at the discretion of our board of directors, advance any or all Expenses incurred by or on behalf of any employee in connection with any Proceeding in which the employee is involved upon our receipt of a statement or statements from the employee requesting such advance or advances from time to time, whether prior to or after final disposition of such Proceeding. The statement must reasonably evidence the Expenses incurred by the employee and must be preceded or accompanied by an undertaking by or on behalf of the employee to repay any Expenses so advanced if it is ultimately be determined that the employee is not entitled to be indemnified against the Expenses.

If we do not pay a claim for indemnification by a director or officer in full within 60 days after we receive a written claim for indemnification, the director or officer may at any time thereafter bring suit against us to recover the unpaid amount of the claim, and if successful in whole or in part, the director or officer will also be entitled to be paid the expenses of prosecuting such claim.

The rights to indemnification and advancement of Expenses set forth in the DGCL bylaws shall not be exclusive of any other right which any director or officer may have or acquire under any statute, provision of the certificate of incorporation or the DGCL bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

We are required to maintain insurance, at our expense, to protect the Company and any director or officer against any liability asserted against or incurred by the Company or any director or officer, or arising out of any such person’s service to us, whether or not we would have the power to indemnify such person against such liability under the DGCL or the provisions of Article V of the DGCL bylaws.

The provisions of Article V of the DGCL bylaws are deemed to be a contract between us and each director and officer entitled to the benefits thereof at any time while Article V is in effect, and any repeal or modification of Article V will not affect any rights or obligations then existing with respect to any state of facts then existing or any Proceeding theretofore or thereafter brought based in whole or in part upon any such state of facts.

Indemnification Provisions included in the DGCL

Section 145 of the DGCL permits a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

In the case of an action by or in the right of the corporation, Section 145 of the DGCL permits a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses that the Court of Chancery or such other court shall deem proper.

Section 145 of the DGCL also permits a Delaware corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under Section 145 of the DGCL.

Disclosure of Commission Position on Indemnification for Securities Act Liabilities

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than our payment of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Delaware as the Exclusive Jurisdiction for State Law Claims

Unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any state law claim for: (1) any derivative action or proceeding brought on the Company's behalf; (2) any action asserting a claim of, or a claim based on, breach of a fiduciary duty or other wrongdoing by any of our directors, officers, employees or agents to us or our stockholders; (3) any action asserting a claim against us or our directors, officers, employees or stockholders arising pursuant to any provision of the Delaware General Corporation Law or our second amended and restated certificate of incorporation or our fourth amended and restated bylaws; or (4) any action asserting a claim governed by the internal affairs doctrine (the “Delaware Forum Provision”); provided, however, that this Delaware Forum Provision does not apply to any actions arising under the Securities Act or the Exchange Act.  The Delaware Forum Provision may impose additional litigation costs on stockholders in pursuing such claims, particularly if the stockholders do not reside in or near the State of Delaware. Additionally, the Delaware Forum Provision may limit our stockholders' ability to bring a claim in a judicial forum that they find favorable for disputes with us or our directors, officers or employees, which may discourage the filing of such lawsuits.  The Court of Chancery of the State of Delaware may also reach different judgment or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our stockholders.

Anti-Takeover Effect of Certain Charter Provisions

DGCL Provisions Effects of authorized but unissued common stock and blank check preferred stock. Our certificate of incorporation has been prepared to allow us to issue 75 million shares of common stock and 10 million shares of preferred stock. As discussed above as it relates to our certificate of incorporation, the existence of authorized but unissued common stock and undesignated preferred stock may be to enable our board of directors to make more difficult or to discourage an attempt to obtain control of our Company by means of a merger, tender offer, proxy contest or otherwise, and thereby to protect the continuity of management. If, in the due exercise of its fiduciary obligations, the board of directors were to determine that a takeover proposal was not in our best interest, such shares could be issued by the board of directors without stockholder approval in one or more transactions that might prevent or render more difficult or costly the completion of the takeover transaction by diluting the voting or other rights of the proposed acquirer or insurgent stockholder group, by putting a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent board of directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise.

Authority to call a special meeting of stockholders. Article I of the DGCL bylaws provide that special meetings of stockholders may be called at any time by the Chief Executive Officer, if one is elected, or, if there is no Chief Executive Officer, a President, or by the Board of Directors, or by any stockholder holding 25% or more of our issued and outstanding capital stock (on a fully-diluted basis). The requirement that a stockholder hold 25% or more of our issued and outstanding capital stock means that small stockholders will not have the power to call a special meeting to, for example, elect new directors.

Effect of Delaware Anti-Takeover Statute. We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a Delaware corporation from engaging in any business combination (as defined below) with any interested stockholder (as defined below) for a period of three years following the date that the stockholder became an interested stockholder, unless:

●	prior to that date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

●

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares of voting stock outstanding (but not the voting stock owned by the interested stockholder) those shares owned by persons who are directors and officers and by excluding employee stock plans in which employee participants do not have the right to determine whether shares held subject to the plan will be tendered in a tender or exchange offer; or

●

on or subsequent to that date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include the following:

●	any merger or consolidation involving the corporation and the interested stockholder;

●	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

●	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

●

subject to limited exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

●	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation, or who beneficially owns 15% or more of the outstanding voting stock of the corporation at any time within a three-year period immediately prior to the date of determining whether such person is an interested stockholder, and any entity or person affiliated with or controlling or controlled by any of these entities or persons.

UNDERWRITING

We have entered into an underwriting agreement dated November 22, 2019 with Ladenburg Thalmann & Co. Inc. (“Ladenburg,” “underwriter” or “representative”), as the sole book-running manager of this offering. Subject to the terms and conditions of the underwriting agreement, Ladenburg has agreed to purchase the number of our securities set forth opposite its name below.

Underwriter	Class A Units	Class B Units
Ladenburg Thalmann & Co. Inc.	978,202	5,473,410
Total	978,202	5,473,410

A copy of the underwriting agreement has been filed as an exhibit to the registration statement of which this prospectus is a part.

We have been advised by the underwriter that it proposes to offer the units directly to the public at the public offering price set forth on the cover page of this prospectus. The underwriter may sell Class A Units or Class B Units separately to purchasers or may sell a combination of Class A Units and Class B Units to purchasers in any proportion. Any securities sold by the underwriter to securities dealers will be sold at the public offering price less a selling concession not in excess of $0.07344 per share and $0.00048 per warrant.

The underwriting agreement provides that subject to the satisfaction or waiver by the representative of the conditions contained in the underwriting agreement, Ladenburg is obligated to purchase and pay for all of the securities offered by this prospectus.

No action has been taken by us or the underwriter that would permit a public offering of the units, or the shares of common stock, shares of Series A Preferred Stock, shares of common stock underlying the Series A Preferred Stock and warrants to purchase common stock included in the units, in any jurisdiction outside the United States where action for that purpose is required. None of our securities included in this offering may be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sales of any of the securities offered hereby be distributed or published in any jurisdiction except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons who receive this prospectus are advised to inform themselves about and to observe any restrictions relating to this offering of securities and the distribution of this prospectus. This prospectus is neither an offer to sell nor a solicitation of any offer to buy the securities in any jurisdiction where that would not be permitted or legal.

The underwriter has advised us that it does not intend to confirm sales to any account over which it exercises discretionary authority.

Underwriting Discount and Expenses

The following table summarizes the underwriting discount and commission to be paid to the underwriter assuming the no exercise of the over-allotment option and the full exercise of the over-allotment option.

	Per Class A Unit(1)	Per Class B Unit(1)	Total With No Exercise of the Over- Allotment Option	Total With Full Exercise of the Over- Allotment Option
Public offering price	$1.55	$1.55	$9,999,998.60	$11,499,997.15
Underwriting discount to be paid to the underwriter by us(2)(3)	$0.124	$0.124	$799,999.89	$919,999.77
Proceeds to us (before expenses)	$1.426	$1.426	$9,199,998.71	$10,579,997.38

(1)

The public offering price and underwriting discount corresponds to (x) in respect of the Class A Units (i) a public offering price per share of common stock of $1.53 ($1.4076 net of underwriting discounts), (ii) a public offering price per Series A warrant of $0.01 ($0.0092 net of underwriting discounts), and (iii) a public offering price per Series B warrant of $0.01 ($0.0092 net of underwriting discounts)  and (y) in respect of the Class B Units (i) a public offering price per share of Series A Preferred Stock of $1.53 ($0.0092 net of underwriting discounts), (ii) a public offering price per Series A warrant of $0.01 ($0.0092 net of underwriting discounts) and (iii) a public offering price per Series B warrant of $0.01 ($0.0092 net of underwriting discounts).

(2)

We have granted a 45-day option to the underwriter to purchase additional shares of common stock, Series A warrants to purchase shares of common stock and/or Series B warrants to purchase shares of common stock (up to 15% of the number of shares of common stock (including the number of shares of common stock issuable upon conversion of shares of Series A Preferred Stock) and the number of the Series A warrants and Series B warrants sold in the primary offering) at the public offering price per share of common stock and the public offering price per Series A warrant or Series B warrant set forth above less the underwriting discounts and commissions, solely to cover over-allotments, if any.

(3)	We have agreed to pay an underwriter discount equal to 8.0% of the aggregate gross proceeds raised in this offering.

We estimate the total expenses payable by us for this offering to be approximately $1.29 million, which amount includes (i) the underwriting discount of $0.80 million ($0.92 million if the over-allotment option is exercised in full) and (ii) reimbursement of the accountable expenses of the representative equal to $0.11 million including the legal fees of the representative being paid by us and (iii) other estimated company expenses of approximately $0.38 million, which includes legal, accounting, printing costs and various fees associated with the registration and listing of our shares.

The securities we are offering are being offered by the underwriter subject to certain conditions specified in the underwriting agreement.

Over-allotment Option

We have granted the underwriter an option exercisable not later than 45 days after the date of this prospectus to purchase up to a number of additional shares of common stock, Series A warrants to purchase shares of common stock and/or Series B warrants to purchase shares of common stock not to exceed 15% of the number of shares of common stock sold in the primary offering (including the number of shares of common stock issuable upon conversion of shares of Series A Preferred Stock, but excluding shares of common stock underlying the Series A warrants or the Series B warrants issued in this offering and any shares of common stock issued upon any exercise of the underwriter’s over-allotment option) and/or 15% of the Series A warrants or the Series B warrants sold in the primary offering at the public offering price per share of common stock and the public offering price per such warrant set forth on the cover page hereto less the underwriting discounts and commissions. The underwriter may exercise the option solely to cover overallotments, if any, made in connection with this offering. If any additional shares of common stock, Series A warrants and/or Series B warrants are purchased pursuant to the over-allotment option, the underwriter will offer these shares of common stock, Series A warrants and/or Series B warrants on the same terms as those on which the other securities are being offered.

Determination of Offering Price

Our common stock is currently traded on The NASDAQ Capital Market under the symbol “VIVE.” On November 22, 2019 the closing price of our common stock was $0.92 per share. We do not intend to apply for listing of the Series A Preferred Stock, the Series A warrants or the Series B warrants on any securities exchange or other trading system.

The public offering price of the securities offered by this prospectus will be determined by negotiation between us and the underwriter. Among the factors that will be considered in determining the public offering price of the units:

●	our history and our prospects;

●	the industry in which we operate;

●	our past and present operating results;

●	the previous experience of our executive officers; and

●	the general condition of the securities markets at the time of this offering.

The offering price stated on the cover page of this prospectus should not be considered an indication of the actual value of the shares of common stock or shares of preferred stock sold in this offering. That price is subject to change as a result of market conditions and other factors and we cannot assure you that the shares of common stock sold in this offering can be resold at or above the public offering price.

Lock-up Agreements

Our officers and directors have agreed with the representative to be subject to a lock-up period of 90 days following the date of this prospectus. This means that, during the applicable lock-up period, such persons may not offer for sale, contract to sell, distribute, grant any option, right or warrant to purchase, pledge, hypothecate or otherwise dispose of, directly or indirectly, any shares of our common stock or any securities convertible into, or exercisable or exchangeable for, shares of our common stock. Certain limited transfers are permitted during the lock-up period if the transferee agrees to these lock-up restrictions. 9,221 outstanding shares of common stock currently owned by James Atkinson, our current President and Chief Business Officer, have also been excluded from the lock-up requirements. We have also agreed, in the underwriting agreement, to similar lock-up restrictions on the issuance and sale of our securities for 90 days following the effectiveness of the underwriting agreement, although we will be permitted to issue stock options or stock awards to directors, officers and employees under our existing plans. The representative may, in its sole discretion and without notice, waive the terms of any of these lock-up agreements.

Other Relationships

Subject to the satisfaction of certain conditions, we have granted the representative a right of first refusal to act as co-manager or co-placement agent in connection with any subsequent public or private offering of equity securities or other capital markets financing by us. This right of first refusal extends for 12 months from the closing date of this offering. The terms of any such engagement of the representative will be determined by separate agreement.

Transfer Agent and Registrar

The transfer agent of our common stock is VStock Transfer, LLC. Its address is 18 Lafayette Place, Woodmere, New York 11598.

Stabilization, Short Positions and Penalty Bids

The underwriter may engage in syndicate covering transactions stabilizing transactions and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock:

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Syndicate covering transactions involve purchases of securities in the open market after the distribution has been completed in order to cover syndicate short positions. Such a naked short position would be closed out by buying securities in the open market. A naked short position is more likely to be created if the underwriter is concerned that there could be downward pressure on the price of the securities in the open market after pricing that could adversely affect investors who purchase in the offering.

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Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specific maximum and are engaged in for the purpose of preventing or retarding a decline in the market price of the shares of common stock while this offering is in progress.

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Penalty bids permit the underwriter to reclaim a selling concession from a syndicate member when the securities originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These syndicate covering transactions, stabilizing transactions, and penalty bids may have the effect of raising or maintaining the market prices of our securities or preventing or retarding a decline in the market prices of our securities. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. Neither we nor the underwriter make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on The NASDAQ Capital Market, in the over-the-counter market or on any other trading market and, if commenced, may be discontinued at any time.

In connection with this offering, the underwriter also may engage in passive market making transactions in our common stock in accordance with Regulation M during a period before the commencement of offers or sales of shares of our common stock in this offering and extending through the completion of the distribution. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for that security. However, if all independent bids are lowered below the passive market maker’s bid that bid must then be lowered when specific purchase limits are exceeded. Passive market making may stabilize the market price of the securities at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

Neither we, nor the underwriter make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the prices of our securities. In addition, neither we nor the underwriter make any representation that the underwriter will engage in these transactions or that any transactions, once commenced will not be discontinued without notice.

Indemnification

We have agreed to indemnify the underwriter against certain liabilities, including certain liabilities arising under the Securities Act or to contribute to payments that the underwriter may be required to make for these liabilities.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We have elected to incorporate the following documents into this prospectus, together with all exhibits filed therewith or incorporated therein by reference, to the extent not otherwise amended or superseded by the contents of this prospectus:

●	our Annual Report on Form 10-K for the year ended December 31, 2018, as filed with the SEC on March 15, 2019;

●	our definitive proxy statement on Schedule 14A, which was filed with the SEC on April 15, 2019;

●

our Quarterly Reports on Form 10-Q for the three months ended March 31, 2019, June 30, 2019 and September 30, 2019, as filed with the SEC on May 9, 2019, August 8, 2019 and November 7, 2019, respectively;

●	our definitive proxy statement on Schedule 14A, which was filed with the SEC on August 19, 2019; and

●

our Current Reports on Form 8-K as filed with the SEC on January 16, 2019, January 30, 2019, May 16, 2019, May 23, 2019, May 30, 2019, July 23, 2019, August 7, 2019, August 16, 2019, August 22, 2019, September 3, 2019, September 18 ,2019, September 19, 2019, October 1, 2019, November 18, 2019 and November 20, 2019 (other than any reports or portions thereof that are furnished under Item 2.02 or Item 7.01 and any exhibits included with such Items).

In addition, we incorporate by reference in this prospectus any future filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act (excluding any information furnished and not filed with the SEC) after the date on which the registration statement that includes this prospectus was initially filed with the SEC (including all such documents we may file with the SEC after the date of the initial registration statement and prior to the effectiveness of the registration statement) and until all offerings under this prospectus are terminated.

Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost by writing, telephoning or e-mailing us at the following address or telephone number:

Viveve Medical, Inc.
345 Inverness Drive South, Building B, Suite 250
Englewood, Colorado 80112
Tel: (720) 696-8100

You may also access these documents, free of charge on the SEC's website at www.sec.gov or on our website at www.viveve.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider any information on, or that can be accessed from, our website as part of this prospectus or any accompanying prospectus supplement.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus, which constitutes a part of the registration statement on Form S-1 that we have filed with the SEC under the Securities Act, does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the common stock offered by this prospectus, you should refer to the registration statement and the exhibits filed as part of that document. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

We have the authority to designate and issue more than one class or series of stock having various preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications, and terms and conditions of redemption. See “Description of Securities.” We will furnish a full statement of the relative rights and preferences of each class or series of our stock which has been so designated and any restrictions on the ownership or transfer of our stock to any stockholder upon request and without charge. Written requests for such copies should be directed to Viveve Medical, Inc., 345 Inverness Drive South, Building B, Suite 250, Englewood, Colorado, 80112, Attention: Vice President of Finance and Administration, by telephone request to (720) 696-8100, or by e-mail to jrobbins@viveve.com. Our website is located at www.viveve.com. Information contained on our website is not incorporated by reference into this prospectus and, therefore, is not part of this prospectus or any accompanying prospectus supplement.

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Room 1580, Washington, DC 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

LEGAL MATTERS

Goodwin Procter LLP, San Francisco, California, will pass upon the validity of the securities offered by this prospectus. Certain legal matters in connection with this offering have been passed upon for the underwriter by Ellenoff Grossman & Schole LLP, New York, New York.

EXPERTS

The consolidated financial statements of Viveve Medical, Inc. as of December 31, 2018 and 2017, and for each of the two years in the period ended December 31, 2018, incorporated in this Registration Statement by reference to the Annual Report on Form 10-K for the year ended December 31, 2018, have been so incorporated in reliance on the report of BPM LLP, an independent registered public accounting firm, given the authority of said firm as experts in auditing and accounting.

978,202 Class A Units consisting of shares of common stock and warrants and

5,473,410 Class B Units consisting of shares of Series A Preferred Stock and warrants

(and 18,376,634 shares of common stock underlying shares of Series A Preferred Stock and warrants)

PROSPECTUS

Ladenburg Thalmann

November 22, 2019